UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: Wednesday, 28 July 2021, London U.K.

GSK delivers strong Q2 sales of £8.1 billion, +6% AER, +15% CER Total EPS 27.9p -39% AER, -28% CER; Adjusted EPS 28.1p +46% AER +71% CER

Highlights

Sales growth driven by strong commercial execution and favourable prior year comparison
●	Pharmaceuticals £4.2 billion +3% AER, +12% CER with growth in New and Specialty products (+25% CER) including Respiratory +36% CER, Immuno-Inflammation +46% CER, Oncology +69% CER, total HIV +14% CER
●
Vaccines £1.6 billion +39% AER, +49% CER reflecting strong growth in Meningitis +46% CER, Established Vaccines +28% CER, Shingrix +1% CER with improved performance notably in the US and £258 million pandemic adjuvant sales. Continue to expect strong growth from Shingrix in H2

●	Consumer Healthcare £2.3 billion -4% AER, +3% CER (+7% CER excluding divestments/brands under review)

Effective cost control supports delivery of adjusted earnings per share growth
●	Total Group operating margin 20.7%. Total EPS 27.9p -39% AER, -28% CER
●
Adjusted Group operating margin 26.7%. Adjusted EPS 28.1p +46% AER, +71% CER (H1 -10% AER, +2% CER). This included a contribution to growth from COVID-19 solutions of approximately +20% AER, +21% CER in Q2 (+7% AER, +7% CER in H1)

●	Q2 net cash flow from operations £1.3 billion. Free cash flow £316 million

Continued R&D delivery and strengthening of pipeline
●	FDA rolling review of cabotegravir for prevention of HIV (PrEP) completed
●	Positive phase III headline results for daprodustat, potential transformative medicine for anaemia due to chronic kidney disease
●	3 new strategic collaborations announced, iTeos, Alector* and Halozyme strengthen pipeline in next generation immuno-oncology, immuno-neurology and HIV
●	Emergency use authorisations for sotrovimab; Phase III started for Sanofi-GSK adjuvanted COVID-19 vaccine and EMA rolling review initiated

Investor Update in June outlined new outlooks for growth and plans to maximise shareholder value
●	GSK expects to deliver step-change in sales, operating profit growth and performance from 2022, driven by high quality Vaccines and Specialty Medicines portfolio and late-stage pipeline
●	Proposed demerger to create new world-leading Consumer Healthcare company confirmed for mid-2022

Confident in delivering 2021 EPS guidance and reconfirm 2022 outlook
●	2021 Adjusted EPS to decline by mid-to-high single-digit percentage at CER
●	2022 meaningful improvements expected in revenues and margins
●	2021 guidance and 2022 outlook exclude any contribution from COVID-19 solutions

Dividend of 19p/share declared for Q2 2021. Continue to expect 80p/share for 2021

Emma Walmsley, Chief Executive Officer, GSK said: “GSK delivered an excellent performance in Q2. We expect this positive momentum to continue through the second half of the year driving us towards the better end of our earnings guidance range for 2021, and meaningful performance improvement in 2022. We continue to strengthen our pipeline and are advancing well towards separation. Our clear priority is to focus on execution, unlocking the value of Consumer Healthcare and delivering the step-change in growth and performance we now see for GSK.”

The Total results are presented in summary on page 2 and under ‘Financial performance’ on pages 12 and 27 and Adjusted results reconciliations are presented on pages 23, 24, 38 and 39. Adjusted results are a non-IFRS measure that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 10 and £% or AER% growth, CER% growth, free cash flow and other non-IFRS measures are defined on page 67, COVID-19 solutions are also defined on page 67. GSK provides guidance on an Adjusted results basis only, for the reasons set out on page 11. All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Outlook, assumptions and cautionary statements’ on pages 68 and 69. * Subject to HSR clearance.

Q2 2021 results
	Q2 2021	Growth		H1 2021	Growth
	£m	£%	CER%	£m	£%	CER%

Turnover	8,092	6	15	15,510	(7)	(1)

Total operating profit	1,675	(41)	(30)	3,368	(31)	(21)
Total earnings per share	27.9p	(39)	(28)	49.4p	(36)	(27)

Adjusted operating profit	2,158	23	43	4,039	(9)	3
Adjusted earnings per share	28.1p	46	71	51.0p	(10)	2

Net cash from operating activities	1,292	(53)		1,623	(56)
Free cash flow	316	(84)		313	(87)

2021 guidance
We reconfirm our guidance range for 2021 for a decline of mid to high-single digit percent Adjusted EPS at CER, excluding any contribution from COVID-19 solutions.

In 2021, as planned we will continue to increase investment in our pipeline, build on our top-line momentum for key growth drivers and largely complete readiness for separation. Assuming healthcare systems and consumer trends approach normality in the second half of the year, we continue to expect Pharmaceutical revenue to grow flat to low-single digits at CER and Consumer Healthcare revenue to grow low to mid-single digits at CER (excluding brands divested/under review) with above market growth. For our Vaccines business, as noted at the time of announcing full-year 2020 results, we anticipated disruption during the first half of the year, given governments’ prioritisation of COVID-19 vaccination programmes and ongoing measures to contain the pandemic. This was expected to impact adult and adolescent immunisations, including Shingrix, notably in the US and this is reflected in our first-half year 2021 Vaccines performance. We are encouraged by the rate at which COVID-19 vaccinations are being deployed in many countries, particularly the US and UK, which provides support for healthcare systems returning to normal, though we are seeing global differentiation in the pace of deployment in other major markets. There remains, however, uncertainty as to the impact of COVID-19, the speed of deployment of mass immunisation programmes and easing of pandemic conditions. In the second half of the year we continue to expect strong recovery and contribution to growth but, with Shingrix sales recovering more slowly in ex-US markets, we now expect Vaccines revenue for 2021 to be broadly flat. We remain confident in the underlying demand for our Vaccine products.

Our strong Q2 2021 performance gives us confidence that, providing we continue to see improving demand for adult vaccinations through the balance of 2021, as well as healthcare systems and consumer trends approaching normality, we are likely to deliver full-year Adjusted EPS towards the better end of our guidance range which is for a decline of mid-to-high single-digit percentage at CER excluding any contribution from COVID-19 solutions.

2021 COVID-19 solutions expectations
In H1 2021, we had COVID-19 solution sales of £276 million including £260 million of pandemic vaccines of which £258 million were pandemic adjuvant sales and £16 million of the treatment sotrovimab. The contribution to H1 Adjusted EPS was approximately 7%. For the full year, we expect that the COVID-19 solutions will contribute approximately between 4% to 6% of Adjusted EPS growth. The outcome within that range is dependent upon the success of sotrovimab contracting for 2021, and of pandemic adjuvant contracting for 2022 and the resulting potential charges within COGS as we continue to manufacture for this potential.

All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Outlook, assumptions and cautionary statements’ on pages 68 and 69. If exchange rates were to hold at the closing rates on 30 June 2021 ($1.39/£1, €1.17/£1 and Yen 153/£1) for the rest of 2021, the estimated negative impact on 2021 Sterling turnover growth would be 5% and if exchange gains or losses were recognised at the same level as in 2020, the estimated negative impact on 2021 Sterling Adjusted EPS growth would be around 10%.

Results presentation
A webcast of the quarterly results presentation hosted by Emma Walmsley, GSK CEO, will be held at 2pm BST on 28 July 2021. Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Information available on GSK’s website does not form part of, and is not incorporated by reference into, this Results Announcement.

Operating performance – Q2 2021

Turnover	Q2 2021

	£m	Growth £%	Growth CER%

Pharmaceuticals	4,229	3	12
Vaccines	1,571	39	49
Consumer Healthcare	2,292	(4)	3

Group turnover	8,092	6	15

Group turnover was £8,092 million in the quarter, up 6% AER, 15% CER.

Pharmaceuticals turnover in the quarter was £4,229 million, up 3% AER, 12% CER. The quarter results show significant growth over the same quarter last year, driven by strong growth in New and Specialty products, favourable US RAR adjustments and a prior year comparator that was impacted by destocking of COVID-19 related first quarter additional demand.

Vaccines turnover grew 39% AER, 49% CER to £1,571 million, primarily driven by pandemic adjuvant sales, higher demand for DTPa-containing vaccines in the US and higher demand for Bexsero in the US and in Europe. Vaccines turnover excluding pandemic vaccines grew 16% AER, 24% CER to £1,311 million.

Consumer Healthcare turnover declined 4% AER, but increased 3% CER to £2,292 million. Sales excluding brands divested/under review declined 1% AER but increased 7% CER supported by a favourable comparative in Q2 2020 as a result of destocking including the reversal of the benefit of the accelerated purchases in the first quarter in 2020 across all categories as a result of the COVID-19 pandemic.

Operating profit
Total operating profit was £1,675 million in Q2 2021 compared with £2,850 million in Q2 2020. The total operating margin was 20.7%. This decrease in Total operating profit primarily reflected the net profit on disposal of the Horlicks and other Consumer brands of £2,304 million in the prior period partly offset by the related loss on sale of the shares in Hindustan Unilever of £476 million.

Adjusted operating profit was £2,158 million, 23% higher than Q2 2020 at AER, 43% higher at CER on a turnover increase of 15% CER. The Adjusted operating margin of 26.7% was 3.7 percentage points higher at AER, and 5.6 percentage points higher on a CER basis than in Q2 2020. The increase in Adjusted operating profit primarily reflected leverage from a favourable comparison to destocking in Q2 2020 in Pharmaceuticals and Consumer Healthcare, £258 million of pandemic adjuvant sales, increased demand for Meningitis and DTPa-containing Vaccines, a favourable prior period RAR adjustment in Pharmaceuticals, continued tight control of ongoing costs and benefits from continued restructuring. This was partly offset by increased investment behind launches and increased investment in R&D.

Earnings per share
Total EPS was 27.9p, compared with 45.5p in Q2 2020. This primarily reflected an unfavourable comparison to net profit on disposal in Q2 2020 of the Horlicks and other Consumer brands partly offset by the related loss on sale of the shares in Hindustan Unilever. In Q2 2021 a credit of £325 million to Taxation was recorded resulting from the revaluation of deferred tax assets following enactment of the proposed change of UK corporation tax rate from 19% to 25% (effective 2023).

Adjusted EPS was 28.1p compared with 19.2p in Q2 2020, up 46% AER, 71% CER, on a 43% CER increase in Adjusted operating profit reflecting sales increases in Pharmaceuticals and Consumer Healthcare including a benefit from destocking in Q2 2020 and increased Vaccines sales including pandemic adjuvant sales, lower interest costs, a lower effective tax rate and a lower non-controlling interest allocation of Consumer Healthcare and ViiV profits. The contribution to growth from COVID-19 solutions was approximately 20% AER, 21% CER.

Cash flow
The net cash inflow from operating activities for the quarter was £1,292 million (Q2 2020: £2,760 million). Free cash inflow was £316 million for the quarter (Q2 2020: £1,949 million inflow). The decrease primarily reflected an adverse comparison to the significant reduction in trade receivables in Q2 2020 as a result of collections following strong sales in Q1 2020, adverse timing of returns and rebates and taxes compared to Q2 2020, increased purchases of intangible assets and reduced proceeds from disposal of intangible assets as the Consumer Brands Disposal programme is now complete. This was partly offset by increased operating profit, a lower seasonal increase in inventory and lower dividends to non-controlling interests.

Operating performance – H1 2021

Turnover	H1 2021

	£m	Growth £%	Growth CER%

Pharmaceuticals	8,111	(5)	2
Vaccines	2,795	(5)	-
Consumer Healthcare	4,604	(12)	(7)

Group turnover	15,510	(7)	(1)

Group turnover was £15,510 million in the six months, down 7% AER, 1% CER.

Pharmaceuticals turnover in the six months was £8,111 million, down 5% AER but up 2% CER, with growth from Respiratory and HIV partly offset by declines in Established Pharmaceuticals. In the first half of last year, the additional COVID-19 related demand experienced towards the end of the first quarter was broadly reversed in the second quarter. In the current year, the market environment continues to be impacted by COVID-19, impacting our Established Pharmaceuticals products in International and Europe regions.

Vaccines turnover declined 5% AER, but was flat at CER to £2,795 million, primarily driven by pandemic adjuvant sales, offset by the adverse impact of the COVID-19 pandemic on Shingrix. Vaccines turnover excluding pandemic vaccines declined 14% AER, 9% CER.

Consumer Healthcare turnover for the six months declined 12% AER, 7% CER to £4,604 million largely driven by the divestment programme which completed in Q1 2021 as well as the H1 2020 comparative including a particularly strong first quarter given accelerated purchasing due to the COVID-19 pandemic.

Operating profit
Total operating profit was £3,368 million in H1 2021 compared with £4,864 million in H1 2020. The total operating margin was 21.7%. The decrease in total operating profit primarily reflected an unfavourable comparison to the net profit on disposal in Q2 2020 of the Horlicks and other Consumer brands and resultant sale of shares in Hindustan Unilever.

Adjusted operating profit was £4,039 million, 9% lower than H1 2020 at AER, but 3% higher at CER on a turnover decline of 1% CER. The Adjusted operating margin of 26.0% was 0.4 percentage points lower at AER, but 1.1 percentage points higher on a CER basis than in H1 2020. The increase in Adjusted operating profit primarily reflected a benefit from incremental pandemic adjuvant sales, sales growth in Pharmaceuticals and tight control of ongoing costs including reduced promotional and variable spending across all three businesses as a result of the COVID-19 lockdowns, favourable legal settlements compared to increased legal costs in 2020 and benefits from continued restructuring across the Group. This was partly offset by an adverse mix in Vaccines as well as higher supply chain costs and under-recoveries, divestments in Consumer Healthcare and increased investment in R&D across Vaccines and Pharmaceuticals.

Earnings per share
Total EPS was 49.4p, compared with 77.0p in H1 2020. This primarily reflected an unfavourable comparison to the net profit on disposal in Q2 2020 of the Horlicks and other Consumer brands partly offset by the related loss on sale of the shares in Hindustan Unilever. These factors were partly offset by lower major restructuring costs and lower re-measurement charges on the contingent consideration liabilities. In Q2 2021 a credit of £325 million to Taxation was recorded resulting from the revaluation of deferred tax assets following enactment of the proposed change of the UK corporation tax rate from 19% to 25% (effective 2023).

Adjusted EPS was 51.0p compared with 56.9p in H1 2020, down 10% AER but up 2% CER, on a 3% CER increase in Adjusted operating profit reflecting incremental pandemic adjuvant sales, sales increases in Pharmaceuticals, tight cost control and favourable legal settlements, lower interest costs, a lower non-controlling interest allocation of Consumer Healthcare and ViiV profits, partly offset by lower non-pandemic sales in Vaccines, primarily Shingrix and a higher effective tax rate. The contribution to growth from COVID-19 solutions was approximately 7% AER, 7% CER.

Cash flow
The net cash inflow from operating activities for the six months was £1,623 million (H1 2020: £3,725 million). Free cash inflow was £313 million for the six months (H1 2020: £2,480 million inflow). The decrease primarily reflected adverse exchange impacts, reduction in trade receivables in H1 2020 as a result of collections following strong sales in Q1 2020, adverse timing of returns and rebates and taxes compared to Q2 2020 and increased inventory, increased purchases of intangible assets and reduced proceeds from disposal of intangible assets as the Consumer Brands Disposal programme is now complete. This was partly offset by increased operating profit and lower dividends to non-controlling interests.

R&D pipeline

We focus on the science of the immune system, human genetics and advanced technologies to develop Vaccines and Specialty Medicines in four core therapeutic areas - Infectious Diseases, HIV, Oncology and Immunology/Respiratory. We also remain open to opportunities outside these core therapy areas where there are scale opportunities consistent with the science of the immune system and human genetic validation.

As disclosed at the Investor Update on 23 June 2021, the company has a robust late-stage R&D pipeline with many assets having the potential to be first-in-class or best-in-class, as well as offering significant strategic lifecycle opportunities. The late-stage pipeline is expected to help deliver the sales ambition set by the company for 2021-2026 and beyond.

Our R&D pipeline currently comprises 63 Vaccines and Specialty Medicines.

Pipeline news flow highlights since Q1 2021 Results are listed below in chronological order.

Infectious diseases

Shingrix
●	Received FDA approval for the prevention of HZ (herpes zoster) in adults who are immunodeficient or immunosuppressed due to disease or therapy.

Klebsiella candidate vaccine
●	Started a Phase I study of the tetravalent bioconjugate candidate vaccine Kleb4V that includes O-antigen combined with our proprietary adjuvant system.

MenABCWY candidate vaccine
●
Started a Phase I study of the Meningococcal ABCWY 2nd generation candidate vaccine to assess immunogenicity and safety in healthy adolescents and adults aged 15 to 25 years who had previously been vaccinated with the MenACWY vaccine.

Priorix
●	Delivered a regulatory submission to the FDA for immunisation against measles, mumps and rubella.

Respiratory Syncytial Virus (RSV) candidate vaccines
●	Positive phase I/II data for RSV maternal candidate vaccine (recombinant PreF protein) presented at the European Society for Paediatric Infectious Diseases annual meeting.
●	Development of phase II RSV paediatric candidate vaccine (viral vector) discontinued following assessment that target efficacy profile was unlikely to be met.
HIV

Cabenuva (cabotegravir/rilpivirine)
●	Presented data from the CUSTOMIZE study showing new long-acting HIV regimen Cabenuva can be successfully implemented in a broad range of US healthcare practices, even during COVID-19.

Dovato (dolutegravir/lamivudine)
●	Presented data from SALSA the second Dovato switch study confirming non-inferior efficacy and no virologic failure versus a broad range of regimens of at least 3 drugs.

GSK3810109 (VRC-N6LS; broadly neutralising antibody)
●	Started a Phase II study with a broadly neutralising antibody for the treatment of HIV.

Cabotegravir (long-acting integrase inhibitor)
●	Completed a rolling submission of a new drug application with the FDA for long-acting cabotegravir for the prevention of HIV.

ENHANZE® drug delivery technology
●	ViiV Healthcare and Halozyme entered a global collaboration and license agreement to enable the development of “ultra-long-acting” medicines for HIV.

Oncology

GSK4428859 (EOS-448; TIGIT antagonist)
●	Announced a co-development and co-commercialisation collaboration with iTeos Therapeutics for EOS-448, an anti-TIGIT monoclonal antibody.

Zejula (niraparib; PARP inhibitor)
●
The MOONSTONE study evaluating the efficacy and safety of niraparib plus dostarlimab in the treatment of platinum resistant ovarian cancer without a known BRCAm has been stopped as a pre-planned analysis suggested the data would not meet the high bar set for this single arm ORR study.

feladilimab (GSK3359609; ICOS agonist)
●	The ENTRÉE-Lung sub study 1 investigating feladilimab plus docetaxel versus docetaxel alone did not meet its primary endpoint at the interim analysis.

Immunology/Respiratory

AL001 and AL101 (progranulin-elevating monoclonal antibodies)
●	Announced a global collaboration in immuno-neurology with Alector* for two clinical stage first-in-class monoclonal antibodies for neurodegenerative diseases.

*	Subject to HSR clearance

Benlysta (belimumab)
●	Announced European Commission approval of Benlysta in combination with background immunosuppressive therapies for the treatment of adult patients with active lupus nephritis in Europe.

Nucala (mepolizumab)
●	EMA accepted a filing submission for the 40mg pre-filled syringe to provide an appropriate paediatric presentation for at home administration.

Opportunity driven

daprodustat (oral hypoxia-inducible factor prolyl hydroxylase inhibitor)
●	Announced positive headline results from five Phase III studies of daprodustat for patients with anaemia due to chronic kidney disease.

COVID-19

Vaccines collaborations
●	EMA initiated a rolling review of Sanofi and GSK’s COVID-19 adjuvanted protein recombinant vaccine candidate, Vidprevtyn.
●	Sanofi and GSK started a global Phase III clinical efficacy study of their vaccine candidate. Pending positive Phase III outcomes and regulatory reviews, the vaccine could be approved in Q4 2021.
●
Medicago and GSK announced positive interim Phase II results for their adjuvanted COVID-19 vaccine candidate, demonstrating that neutralising antibody responses were ten-times higher than in people recovering from COVID-19.

●
Sanofi and GSK announced Phase II results for their vaccine candidate, achieving strong rates of neutralising antibody responses, in line with those measured in people who have recovered from COVID-19 across all adult age groups.

Sotrovimab (GSK4182136; dual-action SARS-CoV-2 monoclonal antibody)
●	Vir and GSK announced the first patient was dosed in the Phase III COMET-TAIL study investigating intramuscular sotrovimab for patients with mild/moderate COVID-19.
●
Vir and GSK announced full results from the Phase III COMET-ICE trial demonstrating a 79% reduction in hospitalisation for more than 24 hours or death due to any cause with early treatment with sotrovimab in adult patients with mild-to-moderate COVID-19 who are at high risk of progression to severe disease.

●	Received Emergency Use Authorisation from the FDA for the treatment of mild-to-moderate COVID-19 in high-risk adults and paediatric patients.
●
Received a positive scientific opinion from the EMA’s Committee for Human Medicinal Products (CHMP) for the early treatment of COVID-19. The CHMP opinion under Article 5(3) can now be considered by the national authorities in EU member states when taking evidence-based decisions on the early use of the medicine prior to marketing authorisation.

Contacts

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
Media enquiries:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Madeleine Breckon	+44 (0) 20 8047 5502	(London)
	Kristen Neese	+1 215 751 3335	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington)

Analyst/Investor enquiries:	James Dodwell	+44 (0) 20 8047 2406	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	Mick Readey	+44 (0) 7990 339653	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Total and Adjusted results

Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined below and other non-IFRS measures are defined on page 67.

GSK believes that Adjusted results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s quarterly results announcements, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice. In line with this practice, GSK expects to continue to review and refine its reporting framework.

Adjusted results exclude the following items from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software)
●	impairment of intangible assets (excluding computer software) and goodwill
●
Major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions

●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposal of associates, products and businesses; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items including the one-off impact of the revaluation of deferred tax assets and liabilities following enactment of the increase in the headline rate of UK corporation tax from 19% to 25% (effective 2023)

●	separation costs

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses are retained within both Total and Adjusted results.

As Adjusted results include the benefits of Major restructuring programmes but exclude significant costs (such as significant legal, major restructuring and transaction items) they should not be regarded as a complete picture of the Group’s financial performance, which is presented in Total results. The exclusion of other Adjusting items may result in Adjusted earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Adjusted earnings will be higher than Total earnings.

GSK has undertaken a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy, or following material acquisitions. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

The enactment of the increase in the headline rate of UK Corporation tax from 19% to 25% (effective 2023) resulted in a credit of £325 million in Q2 2021. Due to the magnitude, GSK has reported this credit as an Adjusting item in Q2 2021 and H1 2021 so that it does not obscure the key trends in the Group’s performance for the period.

Reconciliations between Total and Adjusted results, providing further information on the key Adjusting items, are set out on pages 23, 24, 38 and 39.

GSK provides earnings guidance to the investor community on the basis of Adjusted results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

ViiV Healthcare
ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.

Earnings are allocated to the three shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3%, Pfizer 11.7% and Shionogi 10%) and their entitlement to preferential dividends, which are determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 86% of the Total earnings and 83% of the Adjusted earnings of ViiV Healthcare for 2020.

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, principally dolutegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent re-measurements are reflected within other operating income/(expense) and within Adjusting items in the income statement in each period. At 30 June 2021, the liability, which is discounted at 8.0%, stood at £5,199 million, on a post-tax basis.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in H1 2021 were £419 million.

Because the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on pages 52 and 53 of the Annual Report 2020.

Financial performance – Q2 2021

Total results

The Total results for the Group are set out below.

	Q2 2021 £m	Q2 2020 £m	Growth £%	Growth CER%

Turnover	8,092	7,624	6	15

Cost of sales	(2,554)	(2,449)	4	9

Gross profit	5,538	5,175	7	18

Selling, general and administration	(2,642)	(2,709)	(2)	3
Research and development	(1,222)	(1,301)	(6)	-
Royalty income	77	75	3	-
Other operating income/(expense)	(76)	1,610

Operating profit	1,675	2,850	(41)	(30)

Finance income	7	1
Finance expense	(192)	(229)
Loss on disposal of interest in associates	(36)	-
Share of after tax profits of associates and joint ventures	16	19

Profit before taxation	1,470	2,641	(44)	(32)

Taxation	68	(201)
Tax rate %	(4.6)%	7.6%

Profit after taxation	1,538	2,440	(37)	(26)

Profit attributable to non-controlling interests	143	177
Profit attributable to shareholders	1,395	2,263

	1,538	2,440	(37)	(26)

Earnings per share	27.9p	45.5p	(39)	(28)

Adjusted results The Adjusted results for the Group are set out below. Reconciliations between Total results and Adjusted results for Q2 2021 and Q2 2020 are set out on pages 23 and 24.

	Q2 2021

	£m	% of turnover	Growth £%	Growth CER%

Turnover	8,092	100	6	15

Cost of sales	(2,348)	(29.0)	4	9
Selling, general and administration	(2,498)	(30.9)	(1)	5
Research and development	(1,165)	(14.4)	(1)	6
Royalty income	77	1.0	3	-

Adjusted operating profit	2,158	26.7	23	43

Adjusted profit before tax	1,989		29	50
Adjusted profit after tax	1,623		32	54
Adjusted profit attributable to shareholders	1,407		47	72

Adjusted earnings per share	28.1p		46	71

Operating profit by business	Q2 2021

	£m	% of turnover	Growth £%	Growth CER%

Pharmaceuticals	2,094	49.5	11	25
Pharmaceuticals R&D*	(853)		(6)	1

Total Pharmaceuticals	1,241	29.3	27	46
Vaccines	514	32.7	94	>100
Consumer Healthcare	498	21.7	(4)	5

	2,253	27.8	28	46
Corporate & other unallocated costs	(95)

Adjusted operating profit	2,158	26.7	23	43

*
Operating profit of Pharmaceuticals R&D segment, which is the responsibility of the Chief Scientific Officer and President, R&D. It excludes ViiV Healthcare R&D expenditure, which is reported within the Pharmaceuticals segment.

Turnover

Pharmaceuticals turnover

	Q2 2021

	£m	Growth £%	Growth CER%

Respiratory	717	25	36
HIV	1,235	4	14
Immuno-inflammation	233	32	46
Oncology	119	55	69

New and Specialty	2,304	14	25
Established Pharmaceuticals	1,925	(8)	-

	4,229	3	12

US	1,986	10	23
Europe	963	3	6
International	1,280	(7)	3

	4,229	3	12

Pharmaceuticals turnover in the quarter was £4,229 million, up 3% AER, 12% CER.

In the quarter results show significant growth over the same quarter last year, driven by strong growth in New and Specialty products, favourable US RAR adjustments and a prior year comparator that was impacted by destocking in the quarter.

Q2 2020 was weakened as it was the first full quarter of COVID-19 pandemic impact and included some destocking of COVID-19 related additional demand in the first quarter. The impact of this prior year destocking accounted for approximately 3 percentage points of growth at CER in the current quarter. The prior period RAR adjustment, including the impact of lower than expected Medicaid usage on a number of products, also accounted for approximately 4 percentage points of growth at CER in the quarter.

New and Specialty sales of £2,304 million grew 14% AER, 25% CER, with ongoing growth from Respiratory, Oncology, Immuno-Inflammation and HIV.

Respiratory sales were up 25% AER, 36% CER, to £717 million, on growth of Trelegy and Nucala, and our Immuno-Inflammation and Oncology portfolios continue to show double digit growth. HIV sales grew 4% AER, 14% CER, to £1,235 million, including the favourable impact on growth of prior year destocking, with growth of Dovato exceeding the decline in Triumeq. Sales of Established Pharmaceuticals declined 8% AER but were flat at CER, to £1,925 million.

In the US, sales grew 10% AER, 23% CER. Continued growth of Nucala, Trelegy, Benlysta and Dovato was supplemented by growth in Established Products. This reflected strong demand for Established Respiratory products in the COVID-19 environment and certain supply challenges faced by generic competitor products, plus the benefit of a favourable prior period RAR adjustment in the quarter.

In Europe, sales grew 3% AER, 6% CER, including the favourable impact on growth of prior year destocking, with double digit growth of Trelegy, Nucala, Anoro, Benlysta and Zejula. HIV two-drug regimens growth exceeded the declines in Tivicay and Triumeq. The Established Pharmaceuticals portfolio declined 8% AER, 6% CER, impacted by generic competition including Seretide, Duodart and Volibris.

International declined 7% AER but grew 3% CER. Growth from the Respiratory portfolio and HIV including the impact of tender phasing was offset by declines in Established Pharmaceuticals which continue to be impacted by COVID-19 suppressed antibiotics markets and increased generic competition in Japan on Xyzal and Avolve.

Respiratory
Total Respiratory sales were up 25% AER, 36% CER, with growth from Trelegy, Nucala and Anoro. International Respiratory sales grew 41% AER, 51% CER including Nucala, up 22% AER, 35% CER and Trelegy up more than 100% AER and CER including the impact of Trelegy Asthma launched in Japan in Q4 2020. In Europe, Respiratory grew 23% AER, 25% CER with double digit growth of Anoro, Trelegy and Nucala. In the US, Respiratory grew 22% AER, 37% CER, driven by Trelegy and Nucala and the impact of a prior period RAR adjustment.

Sales of Nucala were £292 million in the quarter and grew 21% AER, 32% CER, with consistent, strong growth across all three regions. US sales were up 21% AER, 35% CER to £182 million and International sales of £45 million grew 22% AER, 35% CER. Europe sales of £65 million grew 20% AER, 22% CER.

Trelegy sales were up 50% AER, 64% CER to £291 million driven by growth in all regions. In the US, sales benefited from the new asthma indication approved and launched in Q3 2020, with sales up 46% AER, 64% CER. In Europe, sales grew 36% AER, 36% CER and in International, where Trelegy asthma was approved in Japan in Q4 2020, sales grew more than 100% AER and CER to £38 million.

HIV
HIV sales were £1,235 million with growth of 4% AER, 14% CER in the quarter. Q2 2021 growth benefited from customer destocking in the Q2 2020 comparator, following customer stock building in Q1 2020 due to COVID-19 mainly in the US and Europe. Together with the timing of Tivicay tenders in International, these two factors accounted for 5 and 6 percentage points of CER growth respectively. The mature portfolio drove 1 percentage point of CER decline. Triumeq sales were £466 million, down 20% AER, 13% CER and Tivicay sales were £407 million, up 9% AER, 21% CER.

New HIV products Juluca, Dovato, Rukobia and Cabenuva delivered sales of £330 million representing 27% of the total HIV portfolio. Sales of the two drug regimens Juluca and Dovato were £132 million and £184 million respectively with combined growth of 75% AER, 90% CER. Rukobia sales were £10 million. Cabenuva, the first long acting injectable, recorded quarterly sales of £4 million.

In the US, total sales were £716 million with decline of 3% AER, but growth of 8% CER. New HIV products delivered sales of £216 million, including: Dovato £102 million growth of more than 100% AER and more than 100% CER, Juluca £101 million growth of 12% AER, 24% CER, Rukobia £10 million and Cabenuva £3 million. Combined Tivicay and Triumeq sales were £488 million declining 17% AER, 7% CER. In Europe, total sales were £292 million with growth of 8% AER, 11% CER. New HIV products delivered sales of £97 million, including: Dovato £69 million growth of more than 100% AER and more than 100% CER and Juluca £27 million growth of 29% AER, 38% CER. Combined Tivicay and Triumeq sales were £184 million declining 17% AER, 14% CER.

Oncology
Sales of Zejula, the PARP inhibitor treatment for ovarian cancer were £98 million in the quarter, up 27% AER, 38% CER. Sales included £54 million in the US and £41 million in Europe.

Blenrep for the treatment of patients with relapsed or refractory multiple myeloma was approved and launched in the US and Europe in Q3 2020 and reported sales of £21 million in the quarter.

Immuno-inflammation
Sales of Benlysta in the quarter were up 21% AER, 34% CER to £214 million, including the impact of lupus nephritis launches in US and Japan in H2 2020. In the quarter, the first sales of sotrovimab, the monoclonal antibody treatment for COVID-19 patients at risk of hospitalisation totalled £16 million.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the quarter were £1,925 million, down 8% AER, but flat at CER.

Established Respiratory products declined 2% AER but grew 6% CER to £1,089 million. The ongoing impact of generic competition to Xyzal in Japan, and to Advair/Seretide in all regions was more than offset by the favourable impact on growth from destocking last year and the benefit of a prior period RAR adjustment in the quarter.

The remainder of the Established Pharmaceuticals portfolio declined by 14% AER, 7% CER to £836 million driven by generic impacts including Volibris in Europe and Avolve/Avodart in Japan.

Vaccines turnover

	Q2 2021

	£m	Growth £%	Growth CER%

Meningitis	225	35	46
Influenza	33	>100	>100
Shingles	295	(9)	1
Established Vaccines	758	21	28

	1,311	16	24
Pandemic Vaccines	260	-	-

Total Vaccines	1,571	39	49

US	796	78	97
Europe	297	3	6
International	478	20	26

	1,571	39	49

Vaccines turnover grew 39% AER, 49% CER to £1,571 million, primarily driven by pandemic adjuvant sales, higher demand for DTPa-containing vaccines in the US and higher demand for Bexsero in the US and in Europe.

Vaccines turnover excluding pandemic vaccines grew 16% AER, 24% CER to £1,311 million.

Vaccines performance in Q2 2021 continued to be affected by lower demand for routine adult vaccination due to COVID-19 vaccination programme deployment mainly in the US and Europe. Demand for paediatric and adolescent vaccination improved as lifting of stay-at-home directives resulted in increased visits to healthcare practitioners and points of vaccination.

Higher demand in the US for paediatric and adolescent vaccination represented a recovery trend including partial catch up of prior period missed vaccinations and CDC purchasing patterns.

In Q2 2020, sales declined 29% CER due to the significant impact of the COVID-19 pandemic across all regions.

Meningitis
Meningitis sales grew 35% AER, 46% CER to £225 million. Bexsero sales grew 53% AER, 63% CER to £165 million reflecting higher demand and increased market share in the US, together with strong performance in Europe and International.

Menveo sales were up 55% AER, 71% CER to £59 million, primarily driven by higher demand in the US, partly offset by unfavorable phasing and lower demand in International.

Influenza
Fluarix/FluLaval sales grew by more than 100% AER and CER, to £33 million driven by strong southern hemisphere demand in International.

Shingles
Shingrix declined by 9% AER but grew 1% CER to £295 million. Growth from launches in the UK and in China was mostly offset by a decline in Germany where COVID-19 related restrictions and prioritisation of COVID-19 mass vaccination limited Shingrix uptake. In the US, increased market demand in the current quarter was offset by favourable prior period returns and rebates movements and channel stocking in the comparator quarter.

Established Vaccines
Hepatitis vaccines sales were up 28% AER, 38% CER to £110 million, largely driven by favourable US wholesaler purchasing patterns and higher demand in paediatric vaccines, partly offset by higher competitive pressure in the US.

Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) grew by 45% AER, 55% CER. Infanrix/Pediarix sales rose 14% AER, 24% CER to £136 million, reflecting increased channel stock replenishment on wholesaler purchasing patterns and demand in the US, partly offset by a change in recommendation for the dosing schedule in Germany and supply constraints in Europe. Boostrix sales grew 92% AER and more than 100% CER to £146 million largely driven by higher demand in the US and in International.

Rotarix sales were up 3% AER, 9% CER to £132 million, reflecting increased channel stocking on wholesaler purchasing patterns in the US.

Synflorix sales declined by 6% AER, 2% CER to £97 million, primarily due to lower tender demand in Emerging Markets and Europe.

MMRV vaccines sales were flat at AER, but grew 6% CER to £54 million, largely driven by favourable phasing in International.

Pandemic Vaccines
Pandemic vaccines sales of £260 million included £258 million of pandemic adjuvant sales, which represented delivery of around two-thirds of the contracted volumes with the US and Canadian governments.

Consumer Healthcare turnover

	Q2 2021

	£m	Growth £%	Growth CER%

Oral health	663	4	12
Pain relief	563	6	13
Vitamins, minerals and supplements	359	(11)	(6)
Respiratory health	210	(2)	6
Digestive health and other	464	(5)	3

	2,259	(1)	7
Brands divested/under review	33	(72)	(70)

	2,292	(4)	3

US	734	(11)	(1)
Europe	608	1	3
International	950	(1)	6

	2,292	(4)	3

Consumer Healthcare sales declined 4% AER, but increased 3% CER to £2,292 million in the second quarter with growth in the quarter more than offsetting dilution from the divestment programme which completed at the end of Q1 2021.

Sales excluding brands divested/under review declined 1% AER but increased 7% CER supported by a favourable comparative in Q2 2020 as a result of destocking. In the second quarter last year, sales at CER excluding brands divested/under review were flat at pro-forma and included the reversal of the benefit of the accelerated purchases in the first quarter in 2020 across all categories as a result of the COVID-19 pandemic. Additionally, Q2 2020 benefited by approximately 2 percentage points from increased retailer stocking ahead of a systems cutover in North America which reversed in Q3 2020.

On a 2 year CAGR sales excluding brands divested/under review increased 3%. Consistent with disclosure in the Q1 2021 press release given the significant volatility with the Q1 2020 and Q2 2020 comparatives as a result of the COVID-19 pandemic the 2 year category CAGRs are shared below. These are shared for the first half of this year only, as this is more indicative of underlying trends than looking at the quarters in isolation.

International sales excluding brands divested/under review grew high single digit CER with strong performance in the emerging markets such as China, Latin America, and India.

Oral health
Oral health sales increased 4% AER, 12% CER to £663 million. In Q2 2020 Oral health sales declined low single digit. Sensodyne delivered growth in the mid-teens compared with low single digit growth in Q2 2020, reflecting underlying brand strength and continued innovation particularly in the US, Middle East and Africa and India.  Gum health and Denture care reported mid-teens growth and high single digit growth respectively in the second quarter. Denture care sales, whilst up in the quarter helped by a favourable comparative to Q2 2020, continued to be negatively impacted by social distancing due to the pandemic. On a 2 year CAGR growth was 5%, consistent with the 2 year CAGR for the first quarter and similar to trends in the second half of 2020.

Pain relief
Pain relief sales increased 6% AER, 13% CER to £563 million. In Q2 2020 Pain relief sales declined low single digit on a pro-forma basis. Advil and Panadol increased double digit helped by favourable comparatives due to destocking in Q2 2020. Voltaren increased low double digit helped by the successful Rx to OTC switch in May last year. The 2 year CAGR for the category grew 5% similar to the 2 year CAGR in the prior quarter.

Vitamins, minerals and supplements
Vitamins, minerals and supplements sales declined 11% AER, 6% CER to £359 million. In Q2 2020 Vitamins, minerals and supplements sales increased high-teens per cent on a pro-forma basis. Centrum grew low single digit although this was more than offset by a double digit decline in Emergen-C which faced particularly challenging comparatives (sales almost doubled in Q2 2020) and a mid-single digit decline in Caltrate. On a 2 year CAGR the category grew 6%.

Respiratory health
Respiratory health sales declined 2% AER but increased 6% CER to £210 million. In Q2 2020 Respiratory health sales declined low double digit on a pro-forma basis. Theraflu and Robitussin declined significantly. Otrivin and Flonase were up double digit although helped by easier comparatives in Q2 2020 when sales declined in the high teens. The category 2 year CAGR declined 3%. Seasonal cold, flu and nasal brands continued to be adversely impacted by the weaker cold and flu season as a result of the pandemic and social distancing, and its 2 year CAGR declined high single digit. In contrast the allergy 2 year CAGR was up high single digit.

Digestive health and other
Digestive health and other brands sales declined 5% AER but increased 3% CER at £464 million. In Q2 2020 Digestive health and other brands had decreased low-single digits on a pro-forma basis. Digestive health products saw double digit growth, with Smokers health products up mid single digit and Skin health products up high teens although brands such as Chapstick remained muted given reduced impulse purchase. The 2 year category CAGR was flat.

Operating performance

Cost of sales
Total cost of sales as a percentage of turnover was 31.6%, 0.6 percentage points lower at AER and 1.8 percentage points lower in CER terms compared with Q2 2020. This included a similar level of write downs in manufacturing sites as in Q2 2020.

Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 29.0%, 0.5 percentage points lower at AER and 1.6 percentage points lower at CER compared with Q2 2020. This reflected price benefits in Pharmaceuticals, including the benefit from a prior period RAR adjustment, reduced supply chain costs and a favourable mix in Vaccines, including pandemic adjuvants.

Selling, general and administration
Total SG&A costs as a percentage of turnover were 32.6%, 2.9 percentage points lower at AER and 3.6 percentage points lower at CER compared with Q2 2020.

Excluding Adjusting items, Adjusted SG&A costs as a percentage of turnover were 30.9%, 2.3 percentage points lower at AER than in Q2 2020 and 3.0 percentage points lower on a CER basis. Adjusted SG&A costs declined 1% AER but increased 5% CER which reflected increased investment for launches in Pharmaceuticals and Vaccines compared to reduced spend in Q2 2020 as a result of the COVID-19 lockdowns partly offset by continued tight control of ongoing costs and the continuing benefit of restructuring in Pharmaceuticals, Consumer Healthcare and support functions.

Research and development
Total R&D expenditure was £1,222 million (15.1% of turnover), down 6% AER, but flat at CER, including a decrease in impairments. Adjusted R&D expenditure was £1,165 million (14.4% of turnover), 1% lower at AER, 6% higher at CER than in Q2 2020.

Pharmaceuticals R&D expenditure was £883 million, down 4% AER, up 3% CER, primarily driven by increases in the Specialty portfolio excluding Oncology, offset by a net reduction compared to Q2 2020 in Oncology. Efficiency savings continue from the implementation of the One Development programme for Pharmaceuticals and Vaccines as part of the Separation preparation restructuring programme and variable spending as a result of COVID-19 lockdowns.

In the Specialty portfolio excluding Oncology there has been an increase in investment, specifically related to our two key COVID-19 treatment programmes (sotrovimab and otilimab) and also in bepirovirsen, the HBV antisense oligonucleotide programme, depemokimab, the anti-IL5 for asthma and otilimab for rheumatoid arthritis. There has also been an increase in spend for the early stage non-Oncology research portfolio. In Oncology there is increased investment from the progression of Zejula, Jemperli and NY-ESO, offset by a reduction in spend on Blenrep following successful approval in Q3 2020 and feladilimab following the decision to terminate two studies in April.

R&D expenditure in Vaccines was £224 million, up 28% AER, 34% CER, reflecting increased investment in meningitis and RSV, partly offset by efficiency savings from the implementation of the One Development programme. R&D expenditure in Consumer Healthcare was £58 million.

Royalty income
Royalty income was £77 million (Q2 2020: £75 million), up 3% AER, but flat at CER.

Other operating income/(expense)
Net other operating expense of £76 million (Q2 2020: £1,610 million income) primarily reflected accounting charges of £101 million (Q2 2020: £368 million) arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. This included a re-measurement charge of £125 million (Q2 2020: £343 million) for the contingent consideration liability due to Shionogi, primarily as a result of the unwinding of the discount for £92 million and a charge for £33 million from adjustments to sales forecasts partly offset by updated exchange rate assumptions. This was partly offset by fair value gains on investments and a number of asset disposals. Q2 2020 included the net profit on disposal of the Horlicks and other Consumer brands of £2,304 million partly offset by the loss on sale of the shares in Hindustan Unilever of £476 million.

Operating profit
Total operating profit was £1,675 million in Q2 2021 compared with £2,850 million in Q2 2020. This primarily reflected an unfavourable comparison to the net profit on disposal of the Horlicks and other Consumer brands of £2,304 million partly offset by the related loss on sale of the shares in Hindustan Unilever of £476 million.

Excluding these and other Adjusting items, Adjusted operating profit was £2,158 million, 23% higher than Q2 2020 at AER, 43% higher at CER on a turnover increase of 15% CER. The Adjusted operating margin of 26.7% was 3.7 percentage points higher at AER, and 5.6 percentage points higher on a CER basis than in Q2 2020.

The increase in Adjusted operating profit primarily reflected leverage from a favourable comparison to destocking in Q2 2020 in Pharmaceuticals and Consumer Healthcare, £258 million of pandemic adjuvant sales, increased demand for Meningitis and DTPa-containing Vaccines and a favourable prior period RAR adjustment in Pharmaceuticals, continued tight control of ongoing costs and benefits from continued restructuring across the business. This was partly offset by increased investment behind launches and increased investment in R&D.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in Q2 2021 amounted to £205 million (Q2 2020: £240 million). This included cash payments made to Shionogi of £203 million (Q2 2020: £232 million).

Adjusted operating profit by business
Pharmaceuticals operating profit was £1,241 million, up 27% AER, and 46% CER on a turnover increase of 12% CER. The operating margin of 29.3% was 5.6 percentage points higher at AER than in Q2 2020 and 7.2 percentage points higher on a CER basis. This primarily reflected positive leverage from a favourable comparison to destocking in Q2 2020 and a favourable prior period RAR adjustment, as well as continued tight control of ongoing costs and benefits from continued restructuring. This was partly offset by increased investment in R&D.

Vaccines operating profit was £514 million, up 94% AER, >100% CER on a turnover increase of 49% CER. The operating margin of 32.7% was 9.3 percentage points higher at AER than in Q2 2020 and 11.4 percentage points higher on a CER basis. This was primarily driven by positive operating leverage from sales growth including pandemic adjuvant sales mix. This was partly offset by higher R&D spend to support key strategic priorities along with increased SG&A investment to support business growth.

Consumer Healthcare operating profit was £498 million, down 4% AER but up 5% CER on a turnover increase of 3% CER. The operating margin of 21.7% was 0.1 percentage point lower at AER but 0.5 percentage points higher on a CER basis than in Q2 2020. The margin increase at CER reflected incremental synergy benefits from the Pfizer Joint Venture integration, price increases and leverage from volume growth partially offset by the impact of divestments (1.1 percentage points), increased advertising and promotion investment to resume to pre-COVID-19 levels, increased commodity costs and investment into manufacturing sites.

Net finance costs
Total net finance costs were £185 million compared with £228 million in Q2 2020. Adjusted net finance costs were £185 million compared with £227 million in Q2 2020. The decrease primarily reflects reduced interest expense from lower debt levels, favourable movements in foreign exchange rates and reduced swap interest expense on foreign currency hedges.

Share of after tax profits of associates and joint ventures
The share of after tax profits of associates and joint ventures was £16 million (Q2 2020: £19 million).

Loss on disposal of interest in associates
In the quarter the net loss on disposal of interest in associates was £36 million, primarily driven by a loss on disposal of the interest in Innoviva Inc.

Taxation
The credit of £68 million represented an effective tax rate on Total results of (4.6)% (Q2 2020: 7.6%) and reflected the different tax effects of the various Adjusting items including a credit of £325 million in Q2 2021 resulting from the revaluation of deferred tax assets following enactment of the proposed change of UK corporation tax rate from 19% to 25% (effective 1 April 2023). Q2 2020 reflected the disposal of the Horlicks and other Consumer brands and the subsequent disposal of shares received in Hindustan Unilever. Tax on Adjusted profit amounted to £366 million and represented an effective Adjusted tax rate of 18.4% (Q2 2020: 20.5%).

Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2020. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests
The allocation of Total earnings to non-controlling interests amounted to £143 million (Q2 2020: £177 million). The reduction was primarily due to a reduced allocation of Consumer Healthcare Joint Venture profits of £76 million (Q2 2020: £137 million), partly offset by an increased allocation of ViiV Healthcare profits of £60 million (Q2 2020: £24 million), including reduced credits for re-measurement of contingent consideration liabilities.

The allocation of Adjusted earnings to non-controlling interests amounted to £216 million (Q2 2020: £267 million). The reduction in allocation primarily reflected a reduced allocation of Consumer Healthcare Joint Venture profits of £108 million (Q2 2020: £138 million) and a reduced allocation of ViiV Healthcare profits of £101 million (Q2 2020: £113 million), as well as lower net profits in some of the Group’s other entities with non-controlling interests.

Earnings per share
Total EPS was 27.9p, compared with 45.5p in Q2 2020. This primarily reflected an unfavourable comparison to the net profit on disposal in Q2 2020 of the Horlicks and other Consumer brands partly offset by the related loss on sale of the shares in Hindustan Unilever, as well as by a credit of £325 million to Taxation in Q2 2021 resulting from the revaluation of deferred tax assets following enactment of the proposed change of UK corporation tax rate from 19% to 25% (effective 1 April 2023).

Adjusted EPS was 28.1p compared with 19.2p in Q2 2020, up 46% AER and 71% CER, on a 43% CER increase in Adjusted operating profit reflecting sales increases in Pharmaceuticals and Consumer Healthcare including a benefit from destocking in Q2 2020 and increased Vaccines sales including pandemic adjuvant sales, lower interest costs, a lower effective tax rate and a lower non-controlling interest allocation of Consumer Healthcare and ViiV profits. The contribution to growth from COVID-19 solutions was approximately 20% AER, 21% CER.

Currency impact on Q2 2021 results
The results for Q2 2021 are based on average exchange rates, principally £1/$1.40, £1/€1.16 and £1/Yen 152. Comparative exchange rates are given on page 59. The period-end exchange rates were £1/$1.39, £1/€1.17 and £1/Yen 153.

In the quarter, turnover increased 6% AER, 15% CER. Total EPS was 27.9p compared with 45.5p in Q2 2020. Adjusted EPS was 28.1p compared with 19.2p in Q2 2020, up 46% AER and 71% CER. The adverse currency impact primarily reflected the strengthening in Sterling, particularly against the US as well as Yen. Exchange gains or losses on the settlement of intercompany transactions had a 1% impact on the negative currency impact of 25 percentage points on Adjusted EPS.

Adjusting items The reconciliations between Total results and Adjusted results for Q2 2021 and Q2 2020 are set out below.

Three months ended 30 June 2021

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Separation costs £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	8,092							8,092
Cost of sales	(2,554)	171		28	7			(2,348)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	5,538	171		28	7			5,744

Selling, general and administration	(2,642)			83		(13)	74	(2,498)
Research and development	(1,222)	25	6	26				(1,165)
Royalty income	77							77
Other operating income/(expense)	(76)			1	123	(48)		-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,675	196	6	138	130	(61)	74	2,158

Net finance costs	(185)							(185)
Loss on disposal of interest in associates	(36)					36		-
Share of after tax profits of associates and joint ventures	16							16
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,470	196	6	138	130	(25)	74	1,989

Taxation	68	(38)	(1)	(29)	(33)	(319)	(14)	(366)
Tax rate %	(4.6)%							18.4%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,538	158	5	109	97	(344)	60	1,623
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	143				73			216

Profit attributable to shareholders	1,395	158	5	109	24	(344)	60	1,407
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	27.9p	3.2p	0.1p	2.1p	0.5p	(6.9)p	1.2p	28.1p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	5,004							5,004
	––––––––––––							––––––––––––

Three months ended 30 June 2020

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Separation costs £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	7,624							7,624
Cost of sales	(2,449)	180	(2)	12	10			(2,249)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	5,175	180	(2)	12	10			5,375

Selling, general and administration	(2,709)		3	182	(20)	(4)	18	(2,530)
Research and development	(1,301)	17	116	(2)		(1)		(1,171)
Royalty income	75							75
Other operating income/(expense)	1,610			1	359	(1,970)		-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	2,850	197	117	193	349	(1,975)	18	1,749

Net finance costs	(228)					1		(227)
Share of after tax profits of associates and joint ventures	19							19
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	2,641	197	117	193	349	(1,974)	18	1,541

Taxation	(201)	(34)	(22)	(47)	(56)	47	(3)	(316)
Tax rate %	7.6%							20.5%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	2,440	163	95	146	293	(1,927)	15	1,225
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	177				90			267

Profit attributable to shareholders	2,263	163	95	146	203	(1,927)	15	958
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	45.5p	3.2p	1.9p	2.9p	4.1p	(38.7)p	0.3p	19.2p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,977							4,977
	––––––––––––							––––––––––––

Major restructuring and integration
Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete.

Total Major restructuring charges incurred in Q2 2021 were £138 million (Q2 2020: £193 million), analysed as follows:

	Q2 2021			Q2 2020

	Cash £m	Non-cash £m	Total £m	Cash £m	Non-cash £m	Total £m

2018 major restructuring programme (incl. Tesaro)	3	-	3	30	15	45
Consumer Healthcare Joint Venture integration programme	35	(2)	33	82	15	97
Separation Preparation restructuring programme	104	(10)	94	42	3	45
Combined restructuring and integration programme	4	4	8	(3)	9	6

	146	(8)	138	151	42	193

Cash charges of £104 million under the Separation Preparation programme primarily arose from restructuring of some administrative functions as well as commercial pharmaceuticals and R&D functions. Non-cash credits of £10 million primarily reflected a write back on disposal of a site.

Cash charges of £35 million on the Consumer Healthcare Joint Venture programme primarily related to severance and integration costs.

Total cash payments made in Q2 2021 were £197 million (Q2 2020: £163 million), £114 million (Q2 2020: £20 million) relating to the Separation Preparation restructuring programme, a further £48 million (Q2 2020: £65 million) relating to the Consumer Healthcare Joint Venture integration programme, £21 million (Q2 2020: £47 million) under the 2018 major restructuring programme including the settlement of certain charges accrued in previous quarters and £14 million (Q2 2020: £31 million) for the existing Combined restructuring and integration programme.

The analysis of Major restructuring charges by business was as follows:

	Q2 2021 £m	Q2 2020 £m

Pharmaceuticals	54	44
Vaccines	4	(14)
Consumer Healthcare	36	105
	94	135
Corporate & central functions	44	58

Total Major restructuring costs	138	193

The analysis of Major restructuring charges by Income statement line was as follows:

	Q2 2021 £m	Q2 2020 £m

Cost of sales	28	12
Selling, general and administration	83	182
Research and development	26	(2)
Other operating income	1	1

Total Major restructuring costs	138	193

The benefit in the quarter from restructuring programmes was £0.1 billion, with contributions from the Consumer Healthcare Joint Venture integration and the Separation Preparation restructuring programme.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £130 million (Q2 2020: £349 million). This included a net £101 million accounting charge for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q2 2021 £m	Q2 2020 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint venture (including Shionogi preferential dividends)	125	343
ViiV Healthcare put options and Pfizer preferential dividends	(37)	10
Contingent consideration on former Novartis Vaccines business	13	15
Other adjustments	29	(19)

Total transaction-related charges	130	349

The £125 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, primarily as a result of the unwind of the discount for £92 million and a charge of £33 million primarily from adjustments to sales forecasts partly offset by updated exchange rate assumptions. The £37 million credit relating to the ViiV Healthcare put option and Pfizer preferential dividends represented a reduction in the valuation of the put option primarily as a result of lower cash following preference dividend payments.

The ViiV Healthcare contingent consideration liability is fair valued under IFRS. The potential impact of the COVID-19 pandemic remains uncertain and at 30 June 2021, it has been assumed that there will be no significant impact on the long-term value of the liability. This position remains under review and the amount of the liability will be updated in future quarters as further information on the impact of the pandemic becomes available. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 11.

Divestments, significant legal charges and other items
Divestments and other items also included fair value gains on investments and a number of asset disposals and certain other Adjusting items, including the impact of the proposed change of UK Corporation tax rate as discussed on page 11. In the quarter, the net loss on disposal of interests in associates was £36 million, primarily driven by a loss on disposal of the interest in Innoviva Inc. There was a credit of £11 million (Q2 2020: £1 million charge) for significant legal matters arising in the quarter. Significant legal cash payments were £1 million (Q2 2020: £1 million).

Separation costs
From Q2 2020, the Group started to report additional costs to prepare for Consumer Healthcare separation. Separation costs incurred in the quarter were £74 million (Q2 2020: £18 million).

Financial performance – H1 2021

Total results

The Total results for the Group are set out below.

	H1 2021 £m	H1 2020 £m	Growth £%	Growth CER%

Turnover	15,510	16,714	(7)	(1)

Cost of sales	(5,034)	(5,648)	(11)	(8)

Gross profit	10,476	11,066	(5)	2

Selling, general and administration	(5,069)	(5,625)	(10)	(6)
Research and development	(2,340)	(2,488)	(6)	(1)
Royalty income	168	142	18	18
Other operating income/(expense)	133	1,769

Operating profit	3,368	4,864	(31)	(21)

Finance income	17	42
Finance expense	(393)	(458)
Loss on disposal of interest in associates	(36)	-
Share of after tax profits of associates and joint ventures	32	28

Profit before taxation	2,988	4,476	(33)	(23)

Taxation	(190)	(357)
Tax rate %	6.4%	8.0%

Profit after taxation	2,798	4,119	(32)	(23)

Profit attributable to non-controlling interests	330	291
Profit attributable to shareholders	2,468	3,828

	2,798	4,119	(32)	(23)

Earnings per share	49.4p	77.0p	(36)	(27)

Adjusted results The Adjusted results for the Group are set out below. Reconciliations between Total results and Adjusted results for H1 2021 and H1 2020 are set out on pages 38 and 39.

	H1 2021

	£m	% of turnover	Growth £%	Growth CER%

Turnover	15,510	100	(7)	(1)

Cost of sales	(4,584)	(29.6)	(6)	(3)
Selling, general and administration	(4,813)	(31.0)	(9)	(6)
Research and development	(2,242)	(14.5)	(1)	5
Royalty income	168	1.1	18	18

Adjusted operating profit	4,039	26.0	(9)	3

Adjusted profit before tax	3,696		(8)	4
Adjusted profit after tax	3,012		(11)	1
Adjusted profit attributable to shareholders	2,550		(10)	3

Adjusted earnings per share	51.0p		(10)	2

Operating profit by business	H1 2021

	£m	% of turnover	Growth £%	Growth CER%

Pharmaceuticals	4,004	49.4	3	12
Pharmaceuticals R&D*	(1,644)		(6)	-

Total Pharmaceuticals	2,360	29.1	9	22
Vaccines	820	29.3	(27)	(17)
Consumer Healthcare	1,033	22.4	(20)	(13)

	4,213	27.2	(8)	3
Corporate & other unallocated costs	(174)

Adjusted operating profit	4,039	26.0	(9)	3

*
Operating profit of Pharmaceuticals R&D segment, which is the responsibility of the Chief Scientific Officer and President, R&D. It excludes ViiV Healthcare R&D expenditure, which is reported within the Pharmaceuticals segment.

Turnover

Pharmaceuticals turnover

	H1 2021

	£m	Growth £%	Growth CER%

Respiratory	1,336	22	31
HIV	2,266	(5)	1
Immuno-inflammation	413	26	37
Oncology	229	45	53

New and Specialty	4,244	7	14
Established Pharmaceuticals	3,867	(15)	(9)

	8,111	(5)	2

US	3,699	4	14
Europe	1,913	(8)	(7)
International	2,499	(13)	(6)

	8,111	(5)	2

Pharmaceuticals turnover in the six months was £8,111 million, down 5% AER but up 2% CER with Sterling strengthening over the period. HIV sales were down 5% AER but up 1% CER, to £2,266 million, with growth in Juluca and Dovato partly offset by Tivicay and Triumeq. Respiratory sales were up 22% AER, 31% CER, to £1,336 million, on growth of Trelegy and Nucala. Sales of Established Pharmaceuticals declined 15% AER, 9% CER to £3,867 million.

In the first half of last year, the additional COVID-19 related demand experienced towards the end of the first quarter was broadly reversed in the second quarter. In the current year, the market environment continues to be impacted by COVID-19, impacting our Established Pharmaceuticals products in International and Europe regions.

In the US, sales grew 4% AER, 14% CER with continued growth of New and Specialty products supplemented by growth in Established Products. This reflected strong demand for Established Respiratory products in the COVID-19 environment and certain supply challenges faced by generic competitor products, plus the benefit of a favourable prior period RAR adjustment.

In Europe, sales declined 8% AER and 7% CER, with growth of Trelegy, Nucala, Benlysta and Oncology products offset by declines in the Established Pharmaceuticals portfolio. This portfolio was impacted by generic competition including Seretide, Duodart and Volibris, lower antibiotic demand, and a one-off UK Relenza contract last year. Growth in HIV two-drug regimens was offset by declines in Tivicay and Triumeq.

International declined 13% AER, 6% CER. Growth from the Respiratory and HIV portfolios was offset by declines in Established Pharmaceuticals which continued to be impacted by COVID-19 suppressed antibiotics markets and increased generic competition in Japan on Xyzal and Avolve.

Respiratory
Total Respiratory sales were up 22% AER, 31% CER, with strong growth from all Regions. International Respiratory sales grew 37% AER, 45% CER including Nucala up 24% AER, 34% CER, and Trelegy up 94% AER and more than 100% CER including the impact of Trelegy Asthma launched in Japan in Q4 2020. In Europe, Respiratory grew 12% AER, 12% CER with double digit growth of Trelegy and high single digit growth of Nucala. In the US, Respiratory grew 23% AER, 35% CER, driven by Trelegy and Nucala and the impact of a prior period RAR adjustment.

Sales of Nucala were £546 million in the six months and grew 21% AER, 29% CER, with consistent, strong growth across all three regions. US sales were up 25% AER, 37% CER to £332 million and International sales of £87 million grew 24% AER, 34% CER. Europe sales of £127 million grew 9% AER, 9% CER.

Trelegy sales were up 39% AER, 49% CER to £539 million driven by growth in all regions. In the US, sales benefited from the new asthma indication approved and launched in Q3 2020, with sales up 38% AER, 51% CER. In Europe, sales grew 21% AER, 21% CER and in International, where Trelegy asthma was approved in Japan in Q4 2020, sales grew 94% AER and more than 100% CER to £68 million.

HIV
HIV sales were £2,266 million with decline of 5% AER but growth of 1% CER in the six months. Triumeq sales were £902 million, down 21% AER, 16% CER and Tivicay sales were £708 million, down 10% AER, 3% CER. In the first six months, growth was reduced by customer stock building due to COVID-19 in 2020, mainly in the US and Europe, accounting for 1 percentage point of CER growth. The mature portfolio drove 1 percentage point of CER decline.

New HIV products Juluca, Dovato, Rukobia and Cabenuva delivered sales of £592 million representing 26% of the total HIV portfolio. Sales of the two drug regimens Juluca and Dovato were £244 million and £325 million, respectively, with combined growth of 55% AER, 65% CER. Rukobia sales were £17 million. Cabenuva, the first long acting injectable, recorded half year sales of £6 million.

In the US, total sales were £1,313 million with decline of 9% AER and 1% CER. New HIV products delivered sales of £382 million, including: Dovato £176 million growth of 87% AER and more than 100% CER, Juluca £184 million flat at AER, but growth of 9% CER, Rukobia £17 million and Cabenuva £5 million. Combined Tivicay and Triumeq sales were £907 million declining 20% AER, 13% CER. In Europe, total sales were £579 million with decline of 2% AER, 2% CER. New HIV products delivered sales of £181 million, including: Dovato £127 million growth of more than 100% AER and more than 100% CER and Juluca £53 million growth of 18% AER, 20% CER. Combined Tivicay and Triumeq sales were £380 million declining 21% AER, 21% CER.

Oncology
Sales of Zejula, the PARP inhibitor treatment for ovarian cancer were £186 million, up 18% AER, 24% CER. Sales included £105 million in the US and £77 million in Europe.

Blenrep for the treatment of patients with relapsed or refractory multiple myeloma was approved and launched in the US and Europe in Q3 2020. Launches in Europe included four markets in the first half of the year, and sales globally totalled £42 million.

Immuno-inflammation
Sales of Benlysta were up 20% AER, 30% CER to £392 million, including the impact of lupus nephritis launches in US and Japan in H2 2020.

The first sales of sotrovimab, the monoclonal antibody treatment for COVID-19 patients at risk of hospitalisation, totalled £16 million.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the six months were £3,867 million, down 15% AER, 9% CER.

Established Respiratory products declined 9% AER 3% CER to £2,216 million. This reflects the ongoing impact of generic competition to Xyzal in Japan, and to Advair/Seretide globally. The decline was partially offset by the favourable impact on growth of favourable prior period RAR adjustments.

The remainder of the Established Pharmaceuticals portfolio declined by 21% AER, 16% CER to £1,651 million on lower demand for antibiotics during the COVID-19 pandemic period, the impact of government mandated changes increasing use of generics in markets including France, Japan and China and a strong comparator, including the European Relenza contract.

Vaccines turnover

	H1 2021

	£m	Growth £%	Growth CER%

Meningitis	415	6	12
Influenza	51	42	53
Shingles	622	(36)	(31)
Established Vaccines	1,447	(6)	(2)

	2,535	(14)	(9)
Pandemic Vaccines	260	-	-

	2,795	(5)	-

US	1,301	(11)	(3)
Europe	604	(5)	(5)
International	890	6	10

	2,795	(5)	-

Vaccines turnover declined 5% AER, but was flat at CER to £2,795 million, primarily driven by pandemic adjuvant sales, offset by the adverse impact of the COVID-19 pandemic on Shingrix.

Vaccines turnover excluding pandemic vaccines declined 14% AER, 9% CER to £2,535 million.

Vaccines performance in the first half of 2021 was affected by lower demand for routine adult vaccination due to COVID-19 vaccination programme deployment mainly in the US and Europe, resulting in lower Shingrix sales. Demand for paediatric and adolescent vaccination improved, particularly in the second quarter, as lifting of stay-at-home directives resulted in increased visits to healthcare practitioners and points of vaccination.

Higher demand in the US for paediatric and adolescent vaccination represents a recovery trend related to improved COVID-19 pandemic conditions.

In the comparator period, vaccines sales declined by 6% CER primarily driven by the adverse impact of the COVID-19 pandemic in the second quarter.

Meningitis
Meningitis sales grew 6% AER, 12% CER to £415 million. Bexsero sales grew 10% AER, 15% CER to £299 million, reflecting higher demand together with increased market share in the US and strong performance in Europe.

Menveo sales were up 26% AER, 36% CER to £98 million, primarily driven by higher demand and increased market share in the US.

Influenza
Fluarix/FluLaval sales grew 42% AER, 53% CER, to £51 million driven by higher southern hemisphere demand in International.

Shingles
Shingrix declined by 36% AER, 31% CER to £622 million, primarily driven by lower demand in the US due to prioritised focus on COVID-19 mass vaccination of older adults together with US channel stocking and favourable prior period returns and rebates movements in the comparator period.  Growth from launches in the UK and in China was mostly offset by a decline in Germany and in Canada where COVID-19 related restrictions and prioritisation of COVID-19 mass vaccination limited Shingrix uptake.

Established Vaccines
Hepatitis vaccines were down 31% AER, 27% CER to £205 million, adversely impacted in the US and Europe by lower demand due to COVID-19 pandemic conditions, travel restrictions in Europe and competitive pressure in the US market.

Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) grew by 5% AER, 11% CER. Infanrix/Pediarix sales declined 9% AER, 3% CER to £272 million, reflecting supply constraints and lower tender demand in Europe together with the change in recommendation for the dosing schedule in Germany, partly offset by increased channel stock replenishment on wholesaler purchasing patterns and demand in the US. Boostrix sales grew 28% AER, 34% CER to £240 million, largely driven by higher demand in International together with favourable US wholesaler purchasing patterns and higher demand.

Rotarix sales were down 12% AER, 8% CER to £246 million, reflecting unfavourable phasing in Emerging Markets.

Synflorix sales declined by 12% AER, 10% CER to £199 million, primarily due to lower tender demand in Emerging Markets and Europe.

MMRV vaccines sales grew 5% AER, 9% CER to £117 million, largely driven by improved supply in International.

Pandemic Vaccines
Pandemic vaccines sales of £260 million included £258 million of pandemic adjuvant sales, which represented delivery of around two-thirds of the contracted volumes with the US and Canadian governments.

Consumer Healthcare turnover

	H1 2021

	£m	Growth £%	Growth CER%

Oral health	1,358	(1)	5
Pain relief	1,109	(3)	2
Vitamins, minerals and supplements	708	(8)	(4)
Respiratory health	453	(31)	(26)
Digestive health and other	892	(5)	2

	4,520	(7)	(2)
Brands divested/under review	84	(78)	(77)

	4,604	(12)	(7)

US	1,447	(20)	(12)
Europe	1,219	(10)	(9)
International	1,938	(8)	(2)

	4,604	(12)	(7)

Consumer Healthcare sales for the six months sales declined 12% AER, 7% CER to £4,604 million largely driven by the divestment programme which completed in Q1 2021 as well as the H1 2020 comparative including a particularly strong first quarter given accelerated purchasing due to the COVID-19 pandemic.

Sales excluding brands divested/under review declined 2% CER, which compares to the same six months last year when sales increased 7% CER excluding brands divested/under review on a pro-forma basis. In addition to benefitting from the particularly strong first quarter last year, H1 2020 was helped by 1 percentage point from the increased retailer stocking ahead of a systems cutover in North America, which subsequently reversed in the third quarter of 2020. Consistent with the Q2 2021 results, the first half 2 year CAGRs are shared below, to give more perspective on underlying performance trends adjusting for the volatility in the first two quarters last year as a result of the pandemic. The unprecedented negative impact of a historically weak seasonal cold flu and nasal products continued to adversely impact sales growth.

International sales excluding brands divested/under review grew high single digit CER in emerging markets, with double digit growth in China, Latin America, India and high single digit growth in Middle East and Africa.

Oral health
Oral health sales decreased 1% AER and increased 5% CER to £1,358 million. In H1 2020 Oral health sales increased mid single digit. Sensodyne delivered high single digit growth reflecting underlying brand strength, continued innovation and good consumer up take in traditional retail and ecommerce channels particularly in India and in the US.  Gum health delivered double digit growth, whilst Denture care was flat. On a 2 year CAGR growth for the category was up 5%.

Pain relief
Pain relief sales decreased 3% AER and increased 2% CER to £1,109 million. In H1 2020, Pain relief sales increased mid single digit on a pro-forma basis. Advil declined in the high teens (compared to double digit growth in H1 2020) which was more than offset mainly by growth in the mid-teens for Voltaren and to a lesser extent by Panadol which was up low single digit. Voltaren growth was helped by the successful Rx to OTC switch in the US last year. On a 2 year CAGR growth for the category was up 4%.

Vitamins, minerals and supplements
Vitamins, minerals and supplements sales declined 8% AER, 4% CER to £708 million. In H1 2020 Vitamins, minerals and supplements sales increased high-teens per cent on a pro-forma basis. Caltrate delivered double digit growth and Centrum grew low single digit (compared with growth in the high teens in H1 2020) although this was more than offset by double digit decline in Emergen-C which faced a particularly challenging comparator in H1 2020 when volumes almost doubled. On a 2 year CAGR the growth for the category was up 7%.

Respiratory health
Respiratory health sales declined 31% AER, 26% CER to £453 million. In H1 2020, Respiratory health sales increased low double digit on a pro-forma basis benefiting from accelerated purchasing in the first quarter particularly on cold and flu products. Theraflu and Robitussin declined double digit given the continued impact of a significantly lower cold and flu season due to the COVID-19 pandemic and social distancing and a strong H1 2020 comparator. Otrivin declined double digit and Flonase was flat. On a 2 year CAGR the category was down 10%, with seasonal cold, flu and nasal down mid-teens and allergy up low single digit.

Digestive health and other
Digestive health and other brands sales decreased 5% AER and increased 2% CER at £892 million. In H1 2020, Digestive health and other brands declined low-single digits on a pro-forma basis. Growth in Digestive health products offset a decline Smokers’ health products, with Skin health products up low single digit. On a 2 year CAGR the growth for the category was flat.

Operating performance

Cost of sales
Total cost of sales as a percentage of turnover was 32.5%, 1.3 percentage points lower at AER and 2.4 percentage points lower in CER terms compared with H1 2020. This primarily reflected lower write downs in a number of manufacturing sites and the unwind in Q1 2020 of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer.

Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 29.6%, 0.5 percentage points higher at AER but 0.4 percentage points lower at CER compared with H1 2020. This reflected price benefits in Pharmaceuticals, including the benefit from a prior period RAR adjustment, as well as reduced supply chain costs partly offset by an adverse mix in Vaccines, primarily due to the reduction in Shingrix sales in the US partly offset by beneficial pandemic adjuvant mix, as well as higher supply chain costs and under-recoveries resulting from lower demand.

Selling, general and administration
Total SG&A costs as a percentage of turnover were 32.7%, 1.0 percentage points lower at AER and 1.6 percentage points lower at CER compared with H1 2020.

Excluding Adjusting items, Adjusted SG&A costs as a percentage of turnover were 31.0%, 0.8 percentage points lower at AER than in H1 2020 and 1.3 percentage points lower on a CER basis. Adjusted SG&A costs declined 9% AER, 6% CER which reflected the tight control of ongoing costs and reduced variable spending across all three businesses as a result of the COVID-19 lockdowns, and the continuing benefit of restructuring in Pharmaceuticals, Consumer Healthcare and support functions. Over a third of this decline also reflected a favourable legal settlement in H1 2021 compared to increased legal costs in 2020.

Research and development
Total R&D expenditure was £2,340 million (15.1% of turnover), down 6% AER, 1% CER, including a decrease in major restructuring charges and impairments. Adjusted R&D expenditure was £2,242 million (14.5% of turnover), 1% lower at AER, 5% higher at CER than in H1 2020.

Pharmaceuticals R&D expenditure was £1,717 million, down 3% AER, up 3% CER, primarily driven by the increased investment in our Specialty portfolio offset by a net reduction in Oncology. Efficiency savings continued from the implementation of the One Development programme for Pharmaceuticals and Vaccines as part of the Separation Preparation restructuring programme and variable spending as a result of COVID-19 lockdowns.

The growth of the Specialty portfolio excluding Oncology investment was driven primarily by our two COVID-19 treatment programmes (sotrovimab and otilimab) as well as the progression of a number of other key programmes, including bepirovirsen, the HBV antisense oligonucleotide programme, depemokimab, the anti-IL5 for asthma and otilimab for rheumatoid arthritis. In Oncology there has been increased investment in Zejula and Jemperli, offset by a reduction in spend on Blenrep following successful approval in Q3 2020 and feladilimab following the decision to terminate two studies in April.

R&D expenditure in Vaccines was £412 million, up 24% AER, 26% CER, reflecting increased investment in clinical programmes for meningitis ABCWY and RSV, partly offset by efficiency savings from the implementation of the One Development programme and variable spending as a result of COVID-19 lockdowns. R&D expenditure in Consumer Healthcare was £113 million.

Royalty income
Royalty income was £168 million (H1 2020: £142 million), up 18% AER, 18% CER, primarily driven by higher sales of Gardasil.

Other operating income/(expense)
Net other operating income of £133 million (H1 2020: £1,769 million income) primarily reflected a number of asset disposals including the disposal of royalty rights on cabozantinib, disposal of a number of Consumer brands and fair value uplifts on investments partly offset by accounting charges of £208 million (H1 2020: £841 million) arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. This included a re-measurement charge of £259 million (H1 2020: £778 million) for the contingent consideration liability due to Shionogi, primarily as a result of the unwinding of the discount for £185 million and a charge for £74 million from adjustments to sales forecasts partly offset by updated exchange rate assumptions. H1 2020 included the net profit on disposal of the Horlicks and other Consumer Healthcare brands of £2,815 million, partly offset by the related loss on sale of the shares in Hindustan Unilever of £476 million.

Operating profit
Total operating profit was £3,368 million in H1 2021 compared with £4,864 million in H1 2020. This primarily reflected an unfavourable comparison to the net profit on disposal in Q2 2020 of the Horlicks and other Consumer brands and resultant sale of shares in Hindustan Unilever. This was partly offset by lower major restructuring costs, lower re-measurement charges on the contingent consideration liabilities and the unwind in 2020 of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer.

Excluding these and other Adjusting items, Adjusted operating profit was £4,039 million, 9% lower than H1 2020 at AER, but 3% higher at CER on a turnover decline of 1% CER. The Adjusted operating margin of 26.0% was 0.4 percentage points lower at AER, but 1.1 percentage points higher on a CER basis than in H1 2020.

The increase in Adjusted operating profit primarily reflected the benefit from incremental pandemic adjuvant sales, sales growth in Pharmaceuticals and tight control of ongoing costs including reduced promotional and variable spending across all three businesses as a result of the COVID-19 lockdowns, favourable legal settlements compared to increased legal costs in 2020 and benefits from continued restructuring across the business. This was partly offset by lower non-pandemic sales in Vaccines, primarily Shingrix, an adverse mix in Vaccines as well as higher supply chain costs and under-recoveries, divestments in Consumer Healthcare and increased investment in R&D across Vaccines and Pharmaceuticals.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in H1 2021 amounted to £426 million (H1 2020: £455 million). This included cash payments made to Shionogi of £419 million (H1 2020: £445 million).

Adjusted operating profit by business
Pharmaceuticals operating profit was £2,360 million, up 9% AER, 22% CER on a turnover increase of 2% CER. The operating margin of 29.1% was 3.7 percentage points higher at AER than in H1 2020 and 5.0 percentage points higher on a CER basis. This primarily reflected price benefits in Pharmaceuticals, including the benefit from a prior period RAR adjustment, as well as reduced supply chain costs, the tight control of ongoing costs, reduced variable spending as a result of the COVID-19 lockdowns, a favourable legal settlement in 2021 compared to increased legal costs in 2020 and the continuing benefit of restructuring. This was partly offset by increased investment in R&D.

Vaccines operating profit was £820 million, down 27% AER, 17% CER on flat turnover at CER. The operating margin of 29.3% was 8.9 percentage points lower at AER than in H1 2020 and 6.7 percentage points lower on a CER basis. This was primarily driven by higher supply chain costs resulting from lower demand and adverse mix due to Shingrix sales in the US, along with higher R&D spend to support key strategic priorities. This was partly offset by pandemic adjuvant beneficial mix and higher royalty income.

Consumer Healthcare operating profit was £1,033 million, down 20% AER, 13% CER on a turnover decrease of 7% CER. The operating margin of 22.4% was 2.1 percentage points lower at AER and 1.4 percentage points lower on a CER basis than in H1 2020. This primarily reflected the impact of divestments (1.7 percentage points), increased advertising and promotion investment to resume pre-COVID-19 levels and increased commodity costs and investment into manufacturing sites, partially offset by synergy benefits from the Pfizer Joint Venture integration, price increases and tight cost control.

Net finance costs
Total net finance costs were £376 million compared with £416 million in H1 2020. Adjusted net finance costs were £375 million compared with £414 million in H1 2020. The decrease is primarily as a result of reduced interest expense from lower debt levels and favourable movements in foreign exchange rates, partly offset by an adverse comparison to a fair value gain on interest rate swaps in the 2020 comparator and lower interest income on overseas cash post-closing of the divestment of Horlicks and other Consumer Healthcare nutrition products in India and a number of other countries.

Share of after tax profits of associates and joint ventures
The share of after tax losses of associates and joint ventures was £32 million (H1 2020: £28 million profits).

Loss on disposal of interest in associates
The net loss on disposal of interests in associates was £36 million, primarily driven by a loss of disposal of our interest in the associate Innoviva Inc.

Taxation
The charge of £190 million represented an effective tax rate on Total results of 6.4% (H1 2020: 8.0%) and reflected the different tax effects of the various Adjusting items, including a credit of £325 million in Q2 2021 resulting from the revaluation of deferred tax assets following enactment of the proposed change of UK corporation tax rate from 19% to 25% (effective 1 April 2023). H1 2020 reflected the disposal of the Horlicks and other Consumer brands and the subsequent disposal of shares received in Hindustan Unilever. Tax on Adjusted profit amounted to £684 million and represented an effective Adjusted tax rate of 18.5% (H1 2020: 16.3%).

Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2020. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests
The allocation of Total earnings to non-controlling interests amounted to £330 million (H1 2020: £291 million). The increase was primarily due to an increased allocation of ViiV Healthcare profits of £136 million (H1 2020: £64 million), including reduced credits for re-measurement of contingent consideration liabilities, partly offset by a reduced allocation of Consumer Healthcare Joint Venture profits of £163 million (H1 2020: £196 million).

The allocation of Adjusted earnings to non-controlling interests amounted to £462 million (H1 2020: £549 million). The reduction in allocation primarily reflected a reduced allocation of Consumer Healthcare Joint Venture profits of £222 million (H1 2020: £277 million) and a reduced allocation of ViiV Healthcare profits of £209 million (H1 2020: £241 million).

Earnings per share
Total EPS was 49.4p, compared with 77.0p in H1 2020. This primarily reflected an unfavourable comparison to the net profit on disposal in Q2 2020 of the Horlicks and other Consumer brands partly offset by the related loss on sale of the shares in Hindustan Unilever, as well as by a credit of £325 million to Taxation in Q2 2021 resulting from the revaluation of deferred tax assets following enactment of the proposed change of UK corporation tax rate from 19% to 25% (effective 1 April 2023), lower major restructuring costs and lower re-measurement charges on the contingent consideration liabilities.

Adjusted EPS was 51.0p compared with 56.9p in H1 2020, down 10% AER but up 2% CER, on a 3% CER increase in Adjusted operating profit reflecting incremental pandemic adjuvant sales, sales increases in Pharmaceuticals, tight cost control and favourable legal settlements, lower interest costs and a lower non-controlling interest allocation of Consumer Healthcare and ViiV profits, partly offset by lower non-pandemic sales in Vaccines, primarily Shingrix and a higher effective tax rate. The contribution to growth from COVID-19 solutions was approximately 7% AER, 7% CER.

Currency impact on H1 2021 results
The results for H1 2021 are based on average exchange rates, principally £1/$1.39, £1/€1.15 and £1/Yen 149. Comparative exchange rates are given on page 59. The period-end exchange rates were £1/$1.39, £1/€1.17 and £1/Yen 153.

In the six months, turnover decreased 7% AER, 1% CER. Total EPS was 49.4p compared with 77.0p in H1 2020. Adjusted EPS was 51.0p compared with 56.9p in H1 2020, down 10% AER but up 2% CER. The adverse currency impact primarily reflected the strengthening in Sterling, particularly against the US Dollar as well as the Japanese Yen. Exchange gains or losses on the settlement of intercompany transactions had a negligible impact on the negative currency impact of twelve percentage points on Adjusted EPS.

Adjusting items The reconciliations between Total results and Adjusted results for H1 2021 and H1 2020 are set out below.

Six months ended 30 June 2021

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Separation costs £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	15,510							15,510
Cost of sales	(5,034)	346	1	62	14	27		(4,584)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	10,476	346	1	62	14	27		10,926

Selling, general and administration	(5,069)			158		(11)	109	(4,813)
Research and development	(2,340)	51	19	28				(2,242)
Royalty income	168							168
Other operating income/(expense)	133				232	(365)		-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	3,368	397	20	248	246	(349)	109	4,039

Net finance costs	(376)			1				(375)
Loss on disposal of interest in associates	(36)					36		-
Share of after tax profits of associates and joint ventures	32							32
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	2,988	397	20	249	246	(313)	109	3,696

Taxation	(190)	(77)	(4)	(53)	(64)	(275)	(21)	(684)
Tax rate %	6.4%							18.5%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	2,798	320	16	196	182	(588)	88	3,012
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	330				132			462

Profit attributable to shareholders	2,468	320	16	196	50	(588)	88	2,550
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	49.4p	6.4p	0.3p	3.9p	1.0p	(11.7)p	1.7p	51.0p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,999							4,999
	––––––––––––							––––––––––––

Six months ended 30 June 2020

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Separation costs £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	16,714							16,714
Cost of sales	(5,648)	351	27	305	106			(4,859)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	11,066	351	27	305	106			11,855

Selling, general and administration	(5,625)		17	288	(20)	6	18	(5,316)
Research and development	(2,488)	34	116	82		(1)		(2,257)
Royalty income	142							142
Other operating income/(expense)	1,769			1	832	(2,602)		-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	4,864	385	160	676	918	(2,597)	18	4,424

Net finance costs	(416)			1		1		(414)
Share of after tax profits of associates and joint ventures	28							28
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	4,476	385	160	677	918	(2,596)	18	4,038

Taxation	(357)	(73)	(28)	(152)	(114)	69	(3)	(658)
Tax rate %	8.0%							16.3%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	4,119	312	132	525	804	(2,527)	15	3,380
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	291				258			549

Profit attributable to shareholders	3,828	312	132	525	546	(2,527)	15	2,831
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	77.0p	6.3p	2.6p	10.5p	11.0p	(50.8)p	0.3p	56.9p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,971							4,971
	––––––––––––							––––––––––––

Major restructuring and integration
Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete.

Total Major restructuring charges incurred in H1 2021 were £248 million (H1 2020: £676 million), analysed as follows:

	H1 2021			H1 2020

	Cash £m	Non-cash £m	Total £m	Cash £m	Non-cash £m	Total £m

2018 major restructuring programme (incl. Tesaro)	10	3	13	56	170	226
Consumer Healthcare Joint Venture integration programme	75	2	77	139	17	156
Separation Preparation restructuring programme	183	(1)	182	279	3	282
Combined restructuring and integration programme	4	(28)	(24)	-	12	12

	272	(24)	248	474	202	676

Cash charges of £183 million under the Separation Preparation programme primarily arose from restructuring of some administrative and central manufacturing functions as well as commercial pharmaceuticals and R&D functions.

Cash charges of £75 million on the Consumer Healthcare Joint Venture programme primarily related to severance and integration costs. The non-cash credit in the Combined restructuring and integration programme primarily reflected a write back on disposal of a site.

Total cash payments made in H1 2021 were £408 million (H1 2020: £331 million), £214 million (H1 2020: £31 million) relating to the Separation Preparation restructuring programme, a further £108 million (H1 2020: £135 million) relating to the Consumer Healthcare Joint Venture integration programme, £54 million (H1 2020: £100 million) under the 2018 major restructuring programme including the settlement of certain charges accrued in previous quarters and £32 million (H1 2020: £65 million) for the existing Combined restructuring and integration programme.

	H1 2021 £m	H1 2020 £m

Pharmaceuticals	91	216
Vaccines	(40)	196
Consumer Healthcare	85	179
	136	591
Corporate & central functions	112	85

Total Major restructuring costs	248	676

The analysis of Major restructuring charges by Income statement line was as follows:

	H1 2021 £m	H1 2020 £m

Cost of sales	62	305
Selling, general and administration	158	288
Research and development	28	82
Other operating income	-	1

Total Major restructuring costs	248	676

The benefit in the six months from restructuring programmes was £0.3 billion, the Consumer Healthcare Joint Venture integration was £0.1 billion, the benefit from the Separation Preparation restructuring programme was £0.1 billion and the benefit from the 2018 Restructuring programme was £0.1 billion.

The 2018 major restructuring programme, including Tesaro, is now expected to cost £1.6 billion to the end of 2021, with cash costs of £0.7 billion and non-cash costs of £0.9 billion, and is expected to deliver annual savings of around £0.45 billion by the end of 2021 (at 2019 rates). These savings are intended to be fully re-invested to help fund targeted increases in R&D and commercial support of new products.

The completion of the Consumer Healthcare Joint Venture with Pfizer is expected to realise substantial cost synergies, generating total annual cost savings of £0.5 billion by 2022 for expected cash costs of £0.7 billion and non-cash charges expected to be £0.1 billion, plus additional capital expenditure of £0.2 billion. Up to 25% of the cost savings are intended to be reinvested in the business to support innovation and other growth opportunities.

The Group initiated in Q1 2020 a two-year Separation Preparation programme to prepare for the separation of GSK into two companies: New GSK, a biopharma company with an R&D approach focused on science related to the immune system, the use of genetics and new technologies, and a new leader in Consumer Healthcare. The programme aims to

●	Drive a common approach to R&D with improved capital allocation
●	Align and improve the capabilities and efficiency of global support functions to support New GSK
●	Further optimise the supply chain and product portfolio, including the divestment of non-core assets. A strategic review of prescription dermatology is underway
●	Prepare Consumer Healthcare to operate as a standalone company

The programme now expects to deliver £0.8 billion of annual savings by 2022 and £1.0 billion by 2023, with total costs estimated at £2.4 billion, of which £1.6 billion is expected to be cash costs. The proceeds of delivered and anticipated divestments are largely expected to cover the cash costs of the programme.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £246 million (H1 2020: £918 million). This included a net £208 million accounting charge for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	H1 2021 £m	H1 2020 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint venture (including Shionogi preferential dividends)	259	778
ViiV Healthcare put options and Pfizer preferential dividends	(90)	59
Contingent consideration on former Novartis Vaccines business	39	4
Release of fair value uplift on acquired Pfizer inventory	-	91
Other adjustments	38	(14)

Total transaction-related charges	246	918

The £259 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, primarily as a result of the unwind of the discount for £185 million and a charge of £74 million primarily from adjustments to sales forecasts partly offset by updated exchange rate assumptions. The £90 million credit relating to the ViiV Healthcare put option and Pfizer preferential dividends represented a reduction in the valuation of the put option as a result of lower cash following preference dividend payments and updated exchange rate assumptions.

The ViiV Healthcare contingent consideration liability is fair valued under IFRS. The potential impact of the COVID-19 pandemic remains uncertain and at 30 June 2021, it has been assumed that there will be no significant impact on the long-term value of the liability. This position remains under review and the amount of the liability will be updated in future quarters as further information on the impact of the pandemic becomes available. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 11.

Divestments, significant legal charges and other items
Divestments and other items also included gains from a number of asset disposals, including the disposal of royalty rights on cabozantinib and disposal of a number of Consumer brands, fair value gains on investments and certain other Adjusting items. The Consumer Brands disposal programme is complete and has delivered net proceeds of £1.1 billion. In Q2 2021 the net loss on disposal of interests in associates was £36 million, primarily driven by a loss on disposal of the interest in the associate Innoviva Inc. A credit of £12 million (H1 2020: £6 million charge) was recorded for significant legal matters arising in the quarter. Significant legal cash payments were £2 million (H1 2020: £6 million).

Separation costs
From Q2 2020, the Group started to report additional costs to prepare for Consumer Healthcare separation. Separation costs incurred in H1 2021 were £109 million (H1 2020: £18 million). Separation costs incurred to date were £177 million. Total separation costs are estimated to be £600-700 million, excluding transaction costs.

Cash generation

Cash flow

	Q2 2021	H1 2021	H1 2020

Net cash inflow from operating activities (£m)	1,292	1,623	3,725
Free cash inflow* (£m)	316	313	2,480
Free cash flow growth (%)	(84)%	(87)%	>100%
Free cash flow conversion* (%)	23%	13%	65%
Net debt** (£m)	21,921	21,921	23,435

*	Free cash flow and free cash flow conversion are defined on page 67.
**	Net debt is analysed on page 65.

Q2 2021
The net cash inflow from operating activities for the quarter was £1,292 million (Q2 2020: £2,760 million). The decrease primarily reflected an adverse comparison to the significant reduction in trade receivables in Q2 2020 as a result of collections following strong sales in Q1 2020, adverse timing of returns and rebates and taxes compared to Q2 2020, partly offset by increased operating profit net of adverse exchange and a lower seasonal increase in inventory.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the quarter were £203 million (Q2 2020: £232 million), of which £177 million was recognised in cash flows from operating activities and £26 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Free cash inflow was £316 million for the quarter (Q2 2020: £1,949 million inflow). The decrease primarily reflected an adverse comparison to the significant reduction in trade receivables in Q2 2020 as a result of collections following strong sales in Q1 2020, adverse timing of returns and rebates and taxes compared to Q2 2020, increased purchases of intangible assets and reduced proceeds from intangible assets as the Consumer Brands Disposal programme is now complete. This was partly offset by increased operating profit, a lower seasonal increase in inventory and lower dividends to non-controlling interests.

H1 2021
The net cash inflow from operating activities for the six months was £1,623 million (H1 2020: £3,725 million). The decrease primarily reflected adverse exchange impacts, reduction in trade receivables in H1 2020 as a result of collections following strong sales in Q1 2020, adverse timing of returns and rebates and taxes compared to Q2 2020 and increased inventory, partly offset by increased operating profit.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the six months were £419 million (H1 2020: £445 million), of which £366 million was recognised in cash flows from operating activities and £53 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Free cash inflow was £313 million for the six months (H1 2020: £2,480 million inflow). The decrease primarily reflected adverse exchange impacts, reduction in trade receivables in H1 2020 as a result of collections following strong sales in Q1 2020, adverse timing of returns and rebates and taxes compared to Q2 2020 increased inventory, increased purchases of intangible assets and reduced proceeds from intangible assets as the Consumer Brands Disposal programme is now complete. This was partly offset by increased operating profit and lower dividends to non-controlling interests.

Net debt
At 30 June 2021, net debt was £21.9 billion, compared with £20.8 billion at 31 December 2020, comprising gross debt of £25.5 billion and cash and liquid investments of £3.6 billion. Net debt increased due to the dividends paid to shareholders of £2.1 billion and additional investments of £0.1 billion, partly offset by £0.3 billion free cash flow, £0.4 billion proceeds from investments, including £0.3 billion proceeds from the Innoviva disposal and £0.4 billion of net favourable exchange impacts from the translation of non-Sterling denominated debt and exchange on other financing items.

At 30 June 2021, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £5.0 billion with loans of £2.6 billion repayable in the subsequent year.

Returns to shareholders

Quarterly dividends

The Board has declared a second interim dividend for 2021 of 19 pence per share (Q2 2020: 19 pence per share).

GSK recognises the importance of dividends to shareholders and aims to distribute regular dividend payments that will be determined primarily with reference to the free cash flow generated by the business after funding the investment necessary to support the Group’s future growth.

The Board currently intends to maintain the dividend for 2021 at the current level of 80p per share, subject to any material change in the external environment or performance expectations.

At the New GSK Investor Update on 23 June GSK set out that from 2022 a progressive dividend policy will be implemented, guided by a 40 to 60 percent pay-out ratio through the investment cycle. This is a key part of the capital allocation framework. For 2022, for the first half of the year, GSK expects to declare a 27p dividend for the current group. GSK is on track to separate into two companies early in the second half of 2022. GSK expects the aggregate dividend, across the two new businesses to be 28p per share for the second half. In aggregate this would represent on a full year 2022 basis the equivalent of a Group dividend of 55p per share, representing a 31% decrease from the 80p/share dividend expected for 2021. This expected, aggregate 55p per share dividend for full year 2022 is comprised of 44p representing New GSK's policy, and an expected 11p from the Consumer Healthcare business. Dividend policy for the new Consumer Healthcare company will be set by its Board of Directors. In 2023, the first full year of standalone operations for New GSK, GSK expects to declare a full year dividend of 45p per share.

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 5 October 2021. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) is charged by the Depositary.

The ex-dividend date will be 19 August 2021, with a record date of 20 August 2021 and a payment date of 7 October 2021.

	Paid/ payable	Pence per share	£m

2021
First interim	8 July 2021	19	951
Second interim	7 October 2021	19	951

2020
First interim	9 July 2020	19	946
Second interim	8 October 2020	19	946
Third interim	14 January 2021	19	946
Fourth interim	8 April 2021	23	1,151

		80	3,989

Weighted average number of shares
	Q2 2021 millions	Q2 2020 millions

Weighted average number of shares – basic	5,004	4,977
Dilutive effect of share options and share awards	56	46

Weighted average number of shares – diluted	5,060	5,023

Weighted average number of shares
	H1 2021 millions	H1 2020 millions

Weighted average number of shares – basic	4,999	4,971
Dilutive effect of share options and share awards	43	46

Weighted average number of shares – diluted	5,042	5,017

At 30 June 2021, 5,005 million shares (30 June 2020: 4,977 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). GSK made no share repurchases during the period. The company issued 0.3 million shares under employee share schemes in the quarter for proceeds of £4 million (Q2 2020: £3 million).

At 30 June 2021, the ESOP Trust held 26.8 million GSK shares against the future exercise of share options and share awards. The carrying value of £93 million has been deducted from other reserves. The market value of these shares was £386 million.

At 30 June 2021, the company held 355.2 million Treasury shares at a cost of £4,969 million, which has been deducted from retained earnings.

Financial information

Income statements

	Q2 2021 £m	Q2 2020 £m	H1 2021 £m	H1 2020 £m

TURNOVER	8,092	7,624	15,510	16,714

Cost of sales	(2,554)	(2,449)	(5,034)	(5,648)

Gross profit	5,538	5,175	10,476	11,066

Selling, general and administration	(2,642)	(2,709)	(5,069)	(5,625)
Research and development	(1,222)	(1,301)	(2,340)	(2,488)
Royalty income	77	75	168	142
Other operating income/(expense)	(76)	1,610	133	1,769

OPERATING PROFIT	1,675	2,850	3,368	4,864

Finance income	7	1	17	42
Finance expense	(192)	(229)	(393)	(458)
Loss on disposal of interests in associates	(36)	-	(36)	-
Share of after tax profits of associates and joint ventures	16	19	32	28

PROFIT BEFORE TAXATION	1,470	2,641	2,988	4,476

Taxation	68	(201)	(190)	(357)
Tax rate %	(4.6)%	7.6%	6.4%	8.0%

PROFIT AFTER TAXATION	1,538	2,440	2,798	4,119

Profit attributable to non-controlling interests	143	177	330	291
Profit attributable to shareholders	1,395	2,263	2,468	3,828

	1,538	2,440	2,798	4,119

EARNINGS PER SHARE	27.9p	45.5p	49.4p	77.0p

Diluted earnings per share	27.6p	45.0p	48.9p	76.3p

Statement of comprehensive income

	Q2 2021 £m	Q2 2020 £m

Profit for the period	1,538	2,440

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	60	182
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	(10)	36
Fair value movements on cash flow hedges	9	(5)
Reclassification of cash flow hedges to income statement	2	51
Deferred tax on fair value movements on cash flow hedges	(3)	(3)

	58	261

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(3)	42
Fair value movements on equity investments	(78)	224
Tax on fair value movements on equity investments	(16)	(24)
Re-measurement gains/(losses) on defined benefit plans	258	(1,445)
Tax on re-measurement gains/(losses) on defined benefit plans	(40)	279

	121	(924)

Other comprehensive income/(expense) for the period	179	(663)

Total comprehensive income for the period	1,717	1,777

Total comprehensive income for the period attributable to:
Shareholders	1,577	1,558
Non-controlling interests	140	219

	1,717	1,777

Statement of comprehensive income

	H1 2021 £m	H1 2020 £m

Profit for the period	2,798	4,119

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(207)	360
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	(10)	36
Fair value movements on cash flow hedges	(2)	(23)
Reclassification of cash flow hedges to income statement	16	52
Deferred tax on fair value movements on cash flow hedges	(3)	(3)

	(206)	422

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(37)	95
Fair value movements on equity investments	158	185
Tax on fair value movements on equity investments	38	(14)
Re-measurement gains/(losses) on defined benefit plans	281	(445)
Tax on re-measurement gains/(losses) on defined benefit plans	(52)	92

	388	(87)

Other comprehensive income for the period	182	335

Total comprehensive income for the period	2,980	4,454

Total comprehensive income for the period attributable to:
Shareholders	2,687	4,068
Non-controlling interests	293	386

	2,980	4,454

Pharmaceuticals turnover – three months ended 30 June 2021

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Respiratory	717	25	36	463	22	37	150	23	25	104	41	51
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Anoro Ellipta	134	(4)	4	77	(13)	(5)	36	12	19	21	11	16
Trelegy Ellipta	291	50	64	204	46	64	49	36	36	38	>100	>100
Nucala	292	21	32	182	21	35	65	20	22	45	22	35

HIV	1,235	4	14	716	(3)	8	292	8	11	227	30	43
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Dolutegravir products	1,189	4	14	691	(5)	6	280	8	12	218	40	54
Tivicay	407	9	21	196	(6)	5	72	(17)	(15)	139	78	>100
Triumeq	466	(20)	(13)	292	(23)	(14)	112	(16)	(14)	62	(16)	(11)
Juluca	132	17	28	101	12	24	27	29	38	4	>100	>100
Dovato	184	>100	>100	102	>100	>100	69	>100	>100	13	>100	>100

Rukobia	10	-	-	10	-	-	-	-	-	-	-	-
Cabenuva	4	-	-	3	-	-	1	-	-	-	-	-
Other	32	(30)	(31)	12	(22)	(18)	11	-	(18)	9	(53)	(48)

Immuno- inflammation	233	32	46	179	17	30	17	42	42	37	>100	>100
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Benlysta	214	21	34	179	17	30	17	42	42	18	50	83
Sotrovimab	16	-	-	-	-	-	-	-	-	16	-	-

Oncology	119	55	69	68	45	62	49	58	61	2	>100	>100
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Zejula	98	27	38	54	15	30	41	37	40	3	>100	>100
Blenrep	21	-	-	14	-	-	8	-	-	(1)	-	-
Jemperli	1	-	-	-	-	-	1	-	-	-	-	-

New and Specialty Pharmaceuticals	2,304	14	25	1,426	8	21	508	17	19	370	42	58

Established Pharmaceuticals	1,925	(8)	-	560	16	29	455	(8)	(6)	910	(18)	(10)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Established Respiratory	1,089	(2)	6	478	27	42	250	(9)	(7)	361	(22)	(15)
Arnuity Ellipta	10	25	50	9	50	67	-	-	-	1	(50)	-
Avamys/Veramyst	63	2	10	-	-	-	20	5	5	43	-	12
Flixotide/Flovent	105	(10)	(1)	68	26	39	15	(12)	(12)	22	(52)	(43)
Incruse Ellipta	53	(10)	(2)	29	(12)	(3)	19	-	-	5	(29)	-
Relvar/Breo Ellipta	312	29	40	153	84	>100	84	8	10	75	(7)	2
Seretide/Advair	347	(18)	(11)	132	(8)	3	79	(30)	(27)	136	(18)	(12)
Ventolin	167	16	27	89	53	74	25	4	13	53	(15)	(11)
Other Respiratory	32	(48)	(46)	(2)	>(100)	>(100)	8	33	17	26	(53)	(53)

Dermatology	102	7	16	-	-	-	35	17	20	67	5	16
Augmentin	91	(9)	(1)	-	-	-	29	38	38	62	(22)	(11)
Avodart	85	(37)	(32)	-	-	-	30	(23)	(21)	55	(41)	(35)
Imigran/Imitrex	26	(4)	4	7	(30)	(20)	12	-	-	7	40	60
Lamictal	116	(14)	(6)	55	(17)	(6)	28	-	-	33	(20)	(10)
Seroxat/Paxil	30	(17)	(8)	-	-	-	8	-	-	22	(21)	(11)
Valtrex	23	(8)	-	2	(33)	-	9	29	29	12	(20)	(13)
Other	363	(14)	(7)	18	(25)	(29)	54	(28)	(23)	291	(10)	(2)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Pharmaceuticals	4,229	3	12	1,986	10	23	963	3	6	1,280	(7)	3
	––––––––	––––––––	––––––––	––––––––	––––––––––	––––––––	––––––––	–––––––––	––––––––	––––––––	–––––––––	––––––––

Pharmaceuticals turnover – six months ended 30 June 2021

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Respiratory	1,336	22	31	849	23	35	293	12	12	194	37	45
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Anoro Ellipta	251	(2)	4	140	(7)	1	72	6	6	39	5	11
Trelegy Ellipta	539	39	49	377	38	51	94	21	21	68	94	>100
Nucala	546	21	29	332	25	37	127	9	9	87	24	34

HIV	2,266	(5)	1	1,313	(9)	(1)	579	(2)	(2)	374	5	13
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Dolutegravir products	2,179	(5)	1	1,267	(11)	(2)	560	(1)	-	352	10	19
Tivicay	708	(10)	(3)	359	(15)	(7)	147	(24)	(23)	202	19	32
Triumeq	902	(21)	(16)	548	(23)	(16)	233	(20)	(19)	121	(15)	(11)
Juluca	244	5	12	184	-	9	53	18	20	7	75	75
Dovato	325	>100	>100	176	87	>100	127	>100	>100	22	>100	>100

Rukobia	17	-	-	17	-	-	-	-	-	-	-	-
Cabenuva	6	-	-	5	-	-	1	-	-	-	-	-
Other	64	(30)	(28)	24	(18)	(13)	18	(31)	(38)	22	(39)	(34)

Immuno- inflammation	413	26	37	324	16	27	33	27	27	56	>100	>100
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Benlysta	392	20	30	324	16	27	33	27	27	35	52	70
Sotrovimab	16	-	-	-	-	-	-	-	-	16	-	-

Oncology	229	45	53	133	40	53	92	44	44	4	>100	>100
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Zejula	186	18	24	105	11	21	77	22	22	4	>100	>100
Blenrep	42	-	-	28	-	-	15	-	-	(1)	-	-
Jemperli	1	-	-	-	-	-	1	-	-	-	-	-

New and Specialty Pharmaceuticals	4,244	7	14	2,619	4	14	997	6	6	628	21	30

Established Pharmaceuticals	3,867	(15)	(9)	1,080	3	12	916	(19)	(19)	1,871	(20)	(14)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Established Respiratory	2,216	(9)	(3)	920	11	21	508	(16)	(15)	788	(21)	(15)
Arnuity Ellipta	16	(6)	6	13	-	8	-	-	-	3	(25)	-
Avamys/Veramyst	166	(3)	4	-	-	-	36	(5)	(5)	130	(2)	6
Flixotide/Flovent	222	(7)	-	138	33	44	31	(31)	(31)	53	(42)	(36)
Incruse Ellipta	105	(9)	(4)	56	(11)	(3)	37	(5)	(5)	12	(14)	(7)
Relvar/Breo Ellipta	580	10	17	265	34	46	166	1	1	149	(9)	(2)
Seretide/Advair	698	(14)	(10)	249	-	9	174	(28)	(27)	275	(16)	(11)
Ventolin	356	(10)	(4)	201	(2)	7	50	(19)	(18)	105	(19)	(15)
Other Respiratory	73	(50)	(47)	(2)	>(100)	>100	14	-	-	61	(54)	(53)

Dermatology	202	(2)	4	-	-	-	69	1	1	133	(3)	6
Augmentin	182	(32)	(27)	-	-	-	52	(33)	(33)	130	(32)	(25)
Avodart	168	(39)	(36)	1	(67)	(67)	60	(32)	(31)	107	(42)	(38)
Imigran/Imitrex	51	(16)	(13)	15	(40)	(36)	24	(4)	(4)	12	9	18
Lamictal	232	(15)	(9)	110	(19)	(11)	56	(7)	(7)	66	(14)	(8)
Seroxat/Paxil	63	(12)	(7)	-	-	-	16	(11)	(11)	47	(13)	(6)
Valtrex	45	(15)	(9)	5	(29)	(14)	17	6	6	23	(23)	(17)
Other	708	(20)	(15)	29	(38)	(38)	114	(35)	(34)	565	(15)	(9)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Pharmaceuticals	8,111	(5)	2	3,699	4	14	1,913	(8)	(7)	2,499	(13)	(6)
	––––––––	––––––––	––––––––	––––––––	––––––––––	––––––––	––––––––	–––––––––	––––––––	––––––––	–––––––––	––––––––

Vaccines turnover – three months ended 30 June 2021

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Meningitis	225	35	46	109	>100	>100	96	25	27	20	(55)	(43)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Bexsero	165	53	63	60	>100	>100	89	25	28	16	60	90
Menveo	59	55	71	49	>100	>100	5	-	-	5	(64)	(57)
Other	1	(95)	(90)	-	-	-	2	100	100	(1)	>(100)	(100)

Influenza	33	>100	>100	-	-	-	-	-	-	33	>100	>100
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Fluarix, FluLaval	33	>100	>100	-	-	-	-	-	-	33	>100	>100

Shingles	295	(9)	1	237	(12)	-	44	-	2	14	27	18
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Shingrix	295	(9)	1	237	(12)	-	44	-	2	14	27	18

Established Vaccines	758	21	28	239	78	99	157	(6)	(4)	362	11	16
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Infanrix, Pediarix	136	14	24	78	90	>100	27	(36)	(33)	31	(14)	(8)
Boostrix	146	92	>100	66	94	>100	35	30	33	45	>100	>100

Hepatitis	110	28	38	64	56	76	25	-	4	21	5	5

Rotarix	132	3	9	26	53	76	27	(4)	-	79	(5)	(2)

Synflorix	97	(6)	(2)	-	-	-	9	(10)	(10)	88	(5)	(1)

Priorix, Priorix Tetra, Varilrix	54	-	6	-	-	-	24	(11)	(7)	30	11	19
Cervarix	36	6	9	-	-	-	7	40	40	29	-	3
Other	47	68	79	5	>100	>100	3	-	(33)	39	63	87
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Vaccines excluding pandemic vaccines	1,311	16	24	585	31	46	297	3	6	429	8	14

Pandemic vaccines	260	-	-	211	-	-	-	-	-	49	-	-
Pandemic adjuvant	258	-	-	211	-	-	-	-	-	47	-	-
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Total Vaccines	1,571	39	49	796	78	97	297	3	6	478	20	26
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Vaccines turnover – six months ended 30 June 2021

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Meningitis	415	6	12	164	30	41	186	8	9	65	(31)	(22)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Bexsero	299	10	15	91	12	22	174	12	13	34	(6)	11
Menveo	98	26	36	73	62	76	9	(36)	(36)	16	(16)	(5)
Other	18	(57)	(57)	-	-	-	3	-	-	15	(62)	(62)

Influenza	51	42	53	-	-	-	-	-	-	51	50	62
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Fluarix, FluLaval	51	42	53	-	-	-	-	-	-	51	50	62

Shingles	622	(36)	(31)	506	(42)	(36)	75	17	17	41	8	5
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Shingrix	622	(36)	(31)	506	(42)	(36)	75	17	17	41	8	5

Established Vaccines	1,447	(6)	(2)	420	(10)	(1)	343	(14)	(14)	684	1	4
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Infanrix, Pediarix	272	(9)	(3)	142	10	20	67	(30)	(30)	63	(15)	(9)
Boostrix	240	28	34	109	18	30	71	15	15	60	76	76

Hepatitis	205	(31)	(27)	115	(32)	(25)	49	(39)	(38)	41	(18)	(16)

Rotarix	246	(12)	(8)	48	(17)	(9)	57	(3)	(2)	141	(13)	(10)

Synflorix	199	(12)	(10)	-	-	-	21	(28)	(28)	178	(10)	(8)

Priorix, Priorix Tetra, Varilrix	117	5	9	-	-	-	56	-	2	61	11	16
Cervarix	81	76	78	-	-	-	15	67	67	66	78	81
Other	87	(5)	(3)	6	(65)	(65)	7	(22)	(44)	74	12	18
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Vaccines excluding pandemic vaccines	2,535	(14)	(9)	1,090	(25)	(18)	604	(5)	(5)	841	-	4

Pandemic vaccines	260	-	-	211	-	-	-	-	-	49	-	-
Pandemic adjuvant	258	-	-	211	-	-	-	-	-	47	-	-
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Total Vaccines	2,795	(5)	-	1,301	(11)	(3)	604	(5)	(5)	890	6	10
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Balance sheet

	30 June 2021 £m	30 June 2020 £m	31 December 2020 £m
ASSETS
Non-current assets
Property, plant and equipment	9,831	10,490	10,176
Right of use assets	758	941	830
Goodwill	10,435	10,998	10,597
Other intangible assets	29,333	31,263	29,824
Investments in associates and joint ventures	76	390	364
Other investments	3,159	2,174	3,060
Deferred tax assets	4,711	4,455	4,287
Derivative financial instruments	6	5	5
Other non-current assets	1,136	946	1,041

Total non-current assets	59,445	61,662	60,184

Current assets
Inventories	6,330	6,396	5,996
Current tax recoverable	605	328	671
Trade and other receivables	6,902	7,168	6,952
Derivative financial instruments	104	421	152
Liquid investments	59	87	78
Cash and cash equivalents	3,503	8,166	6,292
Assets held for sale	63	412	106

Total current assets	17,566	22,978	20,247

TOTAL ASSETS	77,011	84,640	80,431

LIABILITIES
Current liabilities
Short-term borrowings	(5,041)	(5,964)	(3,725)
Contingent consideration liabilities	(743)	(804)	(765)
Trade and other payables	(14,267)	(15,450)	(15,840)
Derivative financial instruments	(91)	(245)	(221)
Current tax payable	(411)	(685)	(545)
Short-term provisions	(834)	(776)	(1,052)

Total current liabilities	(21,387)	(23,924)	(22,148)

Non-current liabilities
Long-term borrowings	(20,442)	(25,726)	(23,425)
Corporation tax payable	(176)	(195)	(176)
Deferred tax liabilities	(3,587)	(3,967)	(3,600)
Pensions and other post-employment benefits	(3,357)	(3,999)	(3,650)
Other provisions	(653)	(814)	(707)
Derivative financial instruments	(5)	(24)	(10)
Contingent consideration liabilities	(5,017)	(5,026)	(5,104)
Other non-current liabilities	(809)	(828)	(803)

Total non-current liabilities	(34,046)	(40,579)	(37,475)

TOTAL LIABILITIES	(55,433)	(64,503)	(59,623)

NET ASSETS	21,578	20,137	20,808

EQUITY
Share capital	1,347	1,346	1,346
Share premium account	3,299	3,278	3,281
Retained earnings	7,379	6,622	6,755
Other reserves	3,352	2,347	3,205

Shareholders’ equity	15,377	13,593	14,587

Non-controlling interests	6,201	6,544	6,221

TOTAL EQUITY	21,578	20,137	20,808

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holders’ equity £m	Non- controlling interests £m	Total equity £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2021	1,346	3,281	6,755	3,205	14,587	6,221	20,808

Profit for the period			2,468		2,468	330	2,798
Other comprehensive income/(expense) for the period			14	205	219	(37)	182
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the period			2,482	205	2,687	293	2,980
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(320)	(320)
Contributions from non-controlling interests						7	7
Dividends to shareholders			(2,097)		(2,097)		(2,097)
Shares issued	1	18			19		19
Realised after tax profits on disposal of equity investments			145	(145)	-		-
Share of associates and joint ventures realised profits on disposal of equity investments			9	(9)	-		-
Write-down on shares held by ESOP Trusts			(96)	96	-		-
Share-based incentive plans			181		181		181
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 June 2021	1,347	3,299	7,379	3,352	15,377	6,201	21,578
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2020	1,346	3,174	4,530	2,355	11,405	6,952	18,357

Profit for the period			3,828		3,828	291	4,119
Other comprehensive income for the period			41	199	240	95	335
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the period			3,869	199	4,068	386	4,454
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(652)	(652)
Contributions from non-controlling interests						3	3
Changes to non-controlling interests						(145)	(145)
Dividends to shareholders			(2,085)		(2,085)		(2,085)
Shares issued	-	26			26		26
Realised after tax profits on disposal of equity investments			36	(36)	-		-
Shares acquired by ESOP Trusts		78	361	(439)	-		-
Write-down on shares held by ESOP Trusts			(268)	268	-		-
Share-based incentive plans			179		179		179
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 June 2020	1,346	3,278	6,622	2,347	13,593	6,544	20,137
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Cash flow statement – six months ended 30 June 2021

	H1 2021 £m	H1 2020 £m

Profit after tax	2,798	4,119
Tax on profits	190	357
Share of after tax profits of associates and joint ventures	(32)	(28)
Loss on disposal of interests in associates	36	-
Net finance expense	376	416
Depreciation, amortisation and other adjusting items	1,025	(971)
Increase in working capital	(1,072)	(476)
Contingent consideration paid	(371)	(393)
(Decrease)/increase in other net liabilities (excluding contingent consideration paid)	(627)	1,251

Cash generated from operations	2,323	4,275
Taxation paid	(700)	(550)

Net cash inflow from operating activities	1,623	3,725

Cash flow from investing activities
Purchase of property, plant and equipment	(440)	(420)
Proceeds from sale of property, plant and equipment	102	12
Purchase of intangible assets	(575)	(326)
Proceeds from sale of intangible assets	384	636
Purchase of equity investments	(122)	(208)
Proceeds from sale of equity investments	171	2,871
Purchase of businesses, net of cash acquired	1	(6)
Contingent consideration paid	(55)	(62)
Disposal of businesses	(19)	237
Investment in associates and joint ventures	(1)	(1)
Proceeds from disposal of associates and joint ventures	277	-
Interest received	17	26
Decrease in liquid investments	18	-
Dividends from associates and joint ventures	9	14

Net cash (outflow)/inflow from investing activities	(233)	2,773

Cash flow from financing activities
Issue of share capital	19	26
Increase in long-term loans	-	2,354
Repayment of short-term loans	(352)	(3,018)
Repayment of lease liabilities	(108)	(111)
Interest paid	(439)	(476)
Dividends paid to shareholders	(2,097)	(2,085)
Distributions to non-controlling interests	(320)	(652)
Contributions from non-controlling interests	7	3
Other financing items	(131)	278

Net cash outflow from financing activities	(3,421)	(3,681)

(Decrease)/increase in cash and bank overdrafts in the period	(2,031)	2,817

Cash and bank overdrafts at beginning of the period	5,261	4,831
Exchange adjustments	(34)	28
(Decrease)/increase in cash and bank overdrafts	(2,031)	2,817

Cash and bank overdrafts at end of the period	3,196	7,676

Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	3,503	8,166
Cash and cash equivalents reported in assets held for sale	-	2

	3,503	8,168
Overdrafts	(307)	(492)

	3,196	7,676

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). GSK reports results under four segments: Pharmaceuticals; Pharmaceuticals R&D; Vaccines and Consumer Healthcare, and individual members of the CET are responsible for each segment.

The Pharmaceuticals R&D segment is the responsibility of the Chief Scientific Officer and President, R&D and is reported as a separate segment. The operating profit of this segment excludes the ViiV Healthcare operating profit (including R&D expenditure) that is reported within the Pharmaceuticals segment.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Corporate and other unallocated turnover and costs include the results of certain Consumer Healthcare products which are being held for sale in a number of markets in order to meet anti-trust approval requirements, together with the costs of corporate functions.

Turnover by segment

	Q2 2021 £m	Q2 2020 £m	Growth £%	Growth CER%

Pharmaceuticals	4,229	4,102	3	12
Vaccines	1,571	1,133	39	49
Consumer Healthcare	2,292	2,389	(4)	3

Total turnover	8,092	7,624	6	15

Operating profit by segment

	Q2 2021 £m	Q2 2020 £m	Growth £%	Growth CER%

Pharmaceuticals	2,094	1,886	11	25
Pharmaceuticals R&D	(853)	(910)	(6)	1

Pharmaceuticals including R&D	1,241	976	27	46
Vaccines	514	265	94	>100
Consumer Healthcare	498	521	(4)	5

Segment profit	2,253	1,762	28	46
Corporate and other unallocated costs	(95)	(13)

Adjusted operating profit	2,158	1,749	23	43
Adjusting items	(483)	1,101

Total operating profit	1,675	2,850	(41)	(30)

Finance income	7	1
Finance costs	(192)	(229)
Loss on disposal of interests in associates	(36)	-
Share of after tax profits of associates and joint ventures	16	19

Profit before taxation	1,470	2,641	(44)	(32)

Turnover by segment

	H1 2021 £m	H1 2020 £m	Growth £%	Growth CER%

Pharmaceuticals	8,111	8,498	(5)	2
Vaccines	2,795	2,938	(5)	-
Consumer Healthcare	4,604	5,251	(12)	(7)

	15,510	16,687	(7)	(1)
Corporate and other unallocated turnover	-	27

Total turnover	15,510	16,714	(7)	(1)

Operating profit by segment

	H1 2021 £m	H1 2020 £m	Growth £%	Growth CER%

Pharmaceuticals	4,004	3,904	3	12
Pharmaceuticals R&D	(1,644)	(1,745)	(6)	-

Pharmaceuticals including R&D	2,360	2,159	9	22
Vaccines	820	1,123	(27)	(17)
Consumer Healthcare	1,033	1,287	(20)	(13)

Segment profit	4,213	4,569	(8)	3
Corporate and other unallocated costs	(174)	(145)

Adjusted operating profit	4,039	4,424	(9)	3
Adjusting items	(671)	440

Total operating profit	3,368	4,864	(31)	(21)

Finance income	17	42
Finance costs	(393)	(458)
Loss on disposal of interests in associates	(36)	-
Share of after tax profits of associates and joint ventures	32	28

Profit before taxation	2,988	4,476	(33)	(23)

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2020. At 30 June 2021, the Group’s aggregate provision for legal and other disputes (not including tax matters described on page 22) was £0.2 billion (31 December 2020: £0.3 billion).

The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Significant developments since the date of the Annual Report 2020 are as follows:

On 1 June 2021, the Court overseeing the Zofran Multidistrict Litigation (MDL) in the District of Massachusetts granted GSK’s motion for summary judgment on federal preemption grounds. The District Court granted judgment for GSK in all cases pending in the MDL and closed the MDL proceeding. On 1 July 2021, Plaintiffs filed a notice to appeal the preemption decision with respect to all cases in the MDL to the United States Court of Appeals for the First Circuit.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three and six months ended 30 June 2021, is prepared in accordance with the Disclosure Guidance and Transparency Rules (DTR) of the Financial Conduct Authority and United Kingdom adopted IAS34 ‘Interim financial reporting’ and should be read in conjunction with the Annual Report 2020, which was prepared in accordance with United Kingdom adopted International Financial Reporting Standards. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2020.

The Group has not identified any changes to its key sources of accounting judgements or estimations of uncertainty compared with those disclosed in the Annual Report 2020.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2020 were published in the Annual Report 2020, which has been delivered to the Registrar of Companies and on which the report of the independent auditor was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

COVID-19 pandemic
The potential impact of the COVID-19 pandemic on GSK’s trading performance and all our principal risks has been assessed with mitigation plans put in place. In the first half of 2021, as anticipated, the pandemic impacted Group performance primarily in demand for Vaccines as a result of governments’ prioritisation of COVID-19 vaccination programmes and of ongoing containment measures impacting customers’ ability and willingness to access vaccination services across all regions. We remain confident in the underlying demand for our Vaccine products and are encouraged by the rate at which COVID-19 vaccinations are being deployed in many countries, particularly the US and UK, which provides support for healthcare systems returning to normal, though the pace varies in other key markets. We continue to monitor the situation closely, as this continues to be a very dynamic and uncertain situation, with the ultimate severity, duration and impact unknown at this point including potential impacts on trading results, clinical trials, supply continuity and our employees. The situation could change at any time and there can be no assurance that the COVID-19 pandemic will not have a material adverse impact on the future results of the Group.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q2 2021	Q2 2020	H1 2021	H1 2020	2020

Average rates:
US$/£	1.40	1.25	1.39	1.27	1.29
Euro/£	1.16	1.13	1.15	1.15	1.13
Yen/£	152	134	149	137	137

Period-end rates:
US$/£	1.39	1.23	1.39	1.23	1.36
Euro/£	1.17	1.10	1.17	1.10	1.11
Yen/£	153	132	153	132	141

During Q2 2021 average Sterling exchange rates were stronger against the US Dollar, the Yen and the Euro compared with the same period in 2020. During the six months ended 30 June 2021, average Sterling exchange rates were stronger against the US Dollar and the Yen but flat against the Euro compared with the same period in 2020. Period-end Sterling exchange rates were stronger against the US Dollar, the Euro and the Yen compared with the 2020 period-end rates.

Net assets
The book value of net assets increased by £770 million from £20,808 million at 31 December 2020 to £21,578 million at 30 June 2021. This primarily reflected the Total profit for the period, the re-measurement gains on the defined benefit plans and the increase in the fair value of equity investments exceeding the adverse exchange movements and the dividends paid during the period.

The carrying value of investments in associates and joint ventures at 30 June 2021 was £76 million (31 December 2020: £364 million), with a market value of £76 million (31 December 2020: £364 million). During Q2 2021, the Group sold all of its shares in Innoviva Inc back to Innoviva for £277 million.

At 30 June 2021, the net deficit on the Group’s pension plans was £1,882 million compared with £2,104 million at 31 December 2020. The decrease in the net deficit primarily arose from an increase in the rates used to discount UK pension liabilities from 1.4% to 1.9%, and US pension liabilities from 2.3% to 2.7%, partly offset by an increase in the UK inflation rate from 2.8% to 3.1% and lower UK assets.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £870 million (31 December 2020: £960 million).

Contingent consideration amounted to £5,760 million at 30 June 2021 (31 December 2020: £5,869 million), of which £5,199 million (31 December 2020: £5,359 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £504 million (31 December 2020: £477 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition.

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 30 June 2021, £717 million (31 December 2020: £745 million) is expected to be paid within one year.

Movements in contingent consideration are as follows:

H1 2021	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,359	5,869
Re-measurement through income statement	259	317
Cash payments: operating cash flows	(366)	(371)
Cash payments: investing activities	(53)	(55)

Contingent consideration at end of the period	5,199	5,760

H1 2020	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,103	5,479
Re-measurement through income statement	778	806
Cash payments: operating cash flows	(388)	(393)
Cash payments: investing activities	(57)	(62)

Contingent consideration at end of the period	5,436	5,830

Contingent liabilities and commitments
There were contingent liabilities at 30 June 2021 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal disputes to which the Group is a party are set out on page 58.

During the quarter on 14 June 2021 GSK signed an agreement with iTeos Therapeutics. On 2 July 2021 GSK signed an agreement with Alector. These agreements result in total contractual commitments of approximately £956 million for upfront payments as at 30 June 2021 closing Dollar spot rate. The agreement with Alector is conditional on review by the appropriate regulatory agencies under the Hart-Scott-Rodino Act.

Financial instruments fair value disclosures
The following tables categorise the Group’s financial assets and liabilities held at fair value by the valuation methodology applied in determining their fair value. Where possible, quoted prices in active markets are used (Level 1). Where such prices are not available, the asset or liability is classified as Level 2, provided all significant inputs to the valuation model used are based on observable market data. If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as Level 3. Other investments classified as Level 3 in the tables below comprise equity investments in unlisted entities with which the Group has entered into research collaborations and also investments in emerging life science companies.

At 30 June 2021	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Financial assets at fair value
Financial assets at fair value through other comprehensive income (FVTOCI):
Other investments designated at FVTOCI	2,796	-	183	2,979
Trade and other receivables	-	1,653	-	1,653
Financial assets mandatorily at fair value through profit or loss (FVTPL):
Other investments	-	-	180	180
Other non-current assets	-	-	29	29
Trade and other receivables	-	60	-	60
Held for trading derivatives that are not in a designated and effective hedging relationship	-	49	5	54
Cash and cash equivalents	915	-	-	915
Derivatives designated and effective as hedging instruments	-	56	-	56

	3,711	1,818	397	5,926

Financial liabilities at fair value
Financial liabilities mandatorily at fair value through profit or loss (FVTPL):
Contingent consideration liabilities	-	-	(5,760)	(5,760)
Held for trading derivatives that are not in a designated and effective hedging relationship	-	(78)	(5)	(83)
Derivatives designated and effective as hedging instruments.	-	(13)	-	(13)

	-	(91)	(5,765)	(5,856)

At 31 December 2020	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Financial assets at fair value
Financial assets at fair value through other comprehensive income (FVTOCI):
Other investments designated at FVTOCI	2,281	-	658	2,939
Trade and other receivables	-	1,942	-	1,942
Financial assets mandatorily measured at fair value through profit or loss (FVTPL):
Other investments	-	-	121	121
Other non-current assets	-	-	30	30
Trade and other receivables	-	46	-	46
Held for trading derivatives that are not in a designated and effective hedging relationship	-	63	5	68
Cash and cash equivalents	3,292	-	-	3,292
Derivatives designated and effective as hedging instruments	-	89	-	89

	5,573	2,140	814	8,527

At 31 December 2020	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Financial liabilities at fair value
Financial liabilities mandatorily at fair value through profit or loss (FVTPL):
Contingent consideration liabilities	-	-	(5,869)	(5,869)
Held for trading derivatives that are not in a designated and effective hedging relationship	-	(191)	(9)	(200)
Derivatives designated and effective as hedging instruments	-	(31)	-	(31)

	-	(222)	(5,878)	(6,100)

Movements in the six months to 30 June 2021 and the six months to 30 June 2020 for financial instruments measured using Level 3 valuation methods are presented below:

	Financial assets £m	Financial liabilities £m

At 1 January 2021	814	(5,878)
Gains/(losses) recognised in the income statement	47	(313)
Gains recognised in other comprehensive income	90	-
Additions	51	-
Disposals	(10)	-
Transfer from Level 3	(595)	-
Payments in the period	-	426

At 30 June 2021	397	(5,765)

At 1 January 2020	757	(5,479)
Gains/(losses) recognised in the income statement	6	(806)
Gains recognised in other comprehensive income	151	-
Additions	52	(24)
Disposals	(10)	-
Payments in the period	-	455

At 30 June 2020	956	(5,854)

Net losses of £267 million (H1 2020: net losses of £800 million) reported in other operating income and net gains of £90 million (H1 2020: net gains of £151 million) reported in other comprehensive income were attributable to Level 3 financial instruments held at the end of the period. Net gains of £90 million (H1 2020: £151 million) attributable to Level 3 financial instruments reported in Other comprehensive income as Fair value movements on equity investments were all attributable to financial instruments held at the end of the period, of which net gains of £99 million (H1 2020: nil) arose prior to transfer from Level 3 on equity investments which transferred to a Level 1 valuation methodology as a result of listing on a recognised stock exchange during the period. Net gains and losses include the impact of exchange movements.

Financial liabilities measured using Level 3 valuation methods at 30 June included £5,199 million (H1 2020: £5,436 million) of contingent consideration for the acquisition in 2012 of the former Shionogi-ViiV Healthcare joint venture and £504 million (H1 2020: £349 million) of contingent consideration for the acquisition of the Novartis Vaccines business in 2015. Contingent consideration is expected to be paid over a number of years and will vary in line with the future performance of specified products, the achievement of certain milestone targets and movements in certain foreign currencies. The financial liabilities are measured at the present value of expected future cash flows, the most significant inputs to the valuation models being future sales forecasts, the discount rate and the Sterling/US Dollar exchange.

The table below shows, on an indicative basis, the income statement and balance sheet sensitivity to reasonably possible changes in key inputs to the valuation of the largest contingent consideration liabilities.

	Shionogi- ViiV Healthcare	Novartis Vaccines
Increase/(decrease) in financial liability	£m	£m

10% increase in sales forecasts	524	83
10% decrease in sales forecasts	(520)	(83)
1% (100 basis points) increase in discount rate	(201)	(41)
1% (100 basis points) decrease in discount rate	217	48
10 cent appreciation of US Dollar	296	2
10 cent depreciation of US Dollar	(253)	(2)
10 cent appreciation of Euro	112	21
10 cent depreciation of Euro	(94)	(18)

The Group transfers financial instruments between different levels in the fair value hierarchy when, as a result of an event or change in circumstances, the valuation methodology applied in determining their fair values alters in such a way that it meets the definition of a different level. There were no transfers between the Level 1 and Level 2 fair value measurement categories. Transfers from Level 3 relate to equity investments in companies which were listed on stock exchanges during the period.

The following methods and assumptions were used to measure the fair value of the significant financial instruments carried at fair value on the balance sheet:

●
Other investments – equity investments traded in an active market determined by reference to the relevant stock exchange quoted bid price; other equity investments determined by reference to the current market value of similar instruments, recent financing rounds or the discounted cash flows of the underlying net assets

●	Trade receivables carried at fair value – based on invoiced amount

●
Interest rate swaps, foreign exchange forward contracts, swaps and options – based on the present value of contractual cash flows or option valuation models using market-sourced data (exchange rates or interest rates) at the balance sheet date

●	Cash and cash equivalents carried at fair value – based on net asset value of the funds

●	Contingent consideration for business acquisitions and divestments – based on present values of expected future cash flows

There are no material differences between the carrying value of the Group's other financial assets and liabilities and their estimated fair values, with the exception of bonds, for which the carrying values and fair values are set out in the table below:

	30 June 2021		31 December 2020

	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Bonds in a designated hedging relationship	(6,801)	(7,202)	(7,681)	(8,171)
Other bonds	(17,034)	(20,718)	(17,205)	(21,966)

	(23,835)	(27,920)	(24,886)	(30,137)

The following methods and assumptions are used to estimate the fair values of financial assets and liabilities which are not measured at fair value on the balance sheet:

●	Company owned life insurance policies – based on cash surrender value

●	Receivables and payables, including put options, carried at amortised cost – approximates to the carrying amount

●	Liquid investments – approximates to the carrying amount

●	Cash and cash equivalents carried at amortised cost – approximates to the carrying amount

●	Short-term loans, overdrafts and commercial paper – approximates to the carrying amount because of the short maturity of these instruments

●
Long-term loans – based on quoted market prices (a Level 1 fair value measurement) in the case of European and US Medium Term Notes and other fixed rate borrowings; approximates to the carrying amount in the case of other fixed rate borrowings and floating rate bank loans

Put option
Other payables in Current liabilities includes the present value of the expected redemption amount of the Pfizer put option over its non-controlling interest in ViiV Healthcare of £870 million. This reflects a number of assumptions around future sales and profit forecasts, multiples and forecast exchange rates. The forecast exchange rates used are consistent with market rates at 30 June 2021.

The table below shows on an indicative basis the income statement and balance sheet sensitivity to reasonably possible changes in the key inputs to the measurement of this liability.

Increase/(decrease) in financial liability	ViiV Healthcare put option £m

10% increase in sales forecasts	91
10% decrease in sales forecasts	(91)
1% (100 basis points) increase in discount rate	(30)
1% (100 basis points) decrease in discount rate	32

Reconciliation of cash flow to movements in net debt

	H1 2021 £m	H1 2020 £m

Net debt at beginning of the period	(20,780)	(25,215)

(Decrease)/increase in cash and bank overdrafts	(2,031)	2,817
Decrease in liquid investments	(18)	-
Net decrease in short-term loans	352	3,018
Increase in long-term loans	-	(2,354)
Repayment of lease liabilities	108	111
Exchange adjustments	525	(1,769)
Other non-cash movements	(77)	(43)

(Increase)/decrease in net debt	(1,141)	1,780

Net debt at end of the period	(21,921)	(23,435)

Net debt analysis

	30 June 2021 £m	30 June 2020 £m	31 December 2020 £m

Liquid investments	59	87	78
Cash and cash equivalents	3,503	8,166	6,292
Cash and cash equivalents reported in assets held for sale	-	2	-
Short-term borrowings	(5,041)	(5,964)	(3,725)
Long-term borrowings	(20,442)	(25,726)	(23,425)

Net debt at end of the period	(21,921)	(23,435)	(20,780)

Free cash flow reconciliation

	Q2 2021 £m	H1 2021 £m	H1 2020 £m

Net cash inflow from operating activities	1,292	1,623	3,725
Purchase of property, plant and equipment	(239)	(440)	(420)
Proceeds from sale of property, plant and equipment	65	102	12
Purchase of intangible assets	(422)	(575)	(326)
Proceeds from disposals of intangible assets	56	384	636
Net finance costs	(335)	(422)	(450)
Dividends from joint ventures and associates	9	9	14
Contingent consideration paid (reported in investing activities)	(26)	(55)	(62)
Distributions to non-controlling interests	(84)	(320)	(652)
Contributions from non-controlling interests	-	7	3

Free cash inflow	316	313	2,480

Principal risks and uncertainties
The principal risks and uncertainties affecting the Group are those described under the headings below. These are detailed in the ‘Principal risks and uncertainties’ section of the Annual Report 2020. See ‘Additional information’ on page 59 for risks and uncertainties relating to the COVID-19 pandemic.

Patient safety	Failure to appropriately collect, review, follow up, or report human safety information, including adverse events from all potential sources, and to act on any relevant findings in a timely manner.

Product quality
Failure by GSK, its contractors or suppliers to ensure appropriate controls and governance of quality in product development; compliance with good manufacturing practice or good distribution practice regulations in commercial or clinical trials manufacture and distribution activities; compliance with the terms of GSK product licences and supporting regulatory activities.

Financial controls and reporting
Failure to comply with current tax laws or incurring significant losses due to treasury activities; failure to report accurate financial information in compliance with accounting standards and applicable legislation.

Anti-bribery and corruption
The risk comprises five sub-risk areas: bribery of public officials by GSK; bribery of commercial and other non-public entities by GSK; bribery by third parties acting on behalf of GSK; GSK employees receiving and/or requesting bribes and/or other undue personal benefit; other corruption-non-compliance with laws and regulations related to money laundering or facilitation of tax evasion by third parties/clients/partners.

Commercial practices
Failure to engage in commercial activities that are consistent with the letter and spirit of the law, industry regulations or the Group’s requirements relating to sales and promotion of our medicines and vaccines; appropriate interactions with healthcare professionals/organisations and patients; legitimate and transparent transfers of value; and pricing and competition (or antitrust) regulations in commercial practices, including trade channel activities and tendering business.

Non-promotional engagement
Failure to engage in non-promotional activities that are consistent with external regulations, internal policies and GSK values regarding scientific engagement with healthcare professionals and patients, including communications relating to our medicines or associated disease areas, appropriate conduct of interactions and legitimacy and transparency of those interactions.

Privacy
Failure to collect, secure, use and destroy personal information in accordance with data privacy laws can lead to harm to individuals (e.g. financial, stress, prejudice) and GSK (e.g. fines, operational, financial and reputational).

Research practices
Failure to adequately conduct ethical and sound pre-clinical and clinical research. In addition, failure to engage in scientific activities that are consistent with the letter and spirit of the law, industry, or the Group’s requirements. It comprises the following sub-risks: non-clinical and laboratory research; human subject research; data integrity; care, welfare and treatment of animals; human biological samples management; data disclosure; regulatory filings and engagement; and patents.

Environment, health & safety
Failure in management of: execution of hazardous activities; GSK’s physical assets and infrastructure; handling and processing of hazardous chemicals and biological agents; control of releases of substances harmful to the environment in both the short and long term, leading to incidents which could disrupt our R&D and supply activities, harm employees, harm the communities and harm the local environments in which we operate.

Environmental sustainability
Failure in management of: physical climate and environmental risks, current and future regulatory requirements for environmental policies and taxes, delivery and performance of management environmental objectives, leading to reduced supply chain resilience, product life cycle management issues, loss of trust/reputation with employees, investors, customers, regulators and other stakeholders, increased costs, loss of sales or market access and negative impacts on the environment.

Information security
The risk that unauthorised disclosure, theft, unavailability or corruption of GSK’s information or key information systems may lead to harm to our patients, workforce and customers, disruption to our business and/or loss of commercial or strategic advantage, damage to our reputation or regulatory sanction.

Supply continuity	Failure to deliver a continuous supply of compliant finished product; inability to respond effectively to a crisis incident in a timely manner to recover and sustain critical operations.

Transformation	Failure to deliver the plan for successful transformation and separation of GSK into two competitive standalone companies; New GSK, a biopharma company and new Consumer Healthcare.

Reporting definitions

Total and Adjusted results
Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 10 and other non-IFRS measures are defined below.

Free cash flow
Free cash flow is defined as the net cash inflow/outflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow is set out on page 65.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings.

Working capital
Working capital represents inventory and trade receivables less trade payables.

CER and AER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.

Pro-forma growth
The acquisition of the Pfizer consumer healthcare business completed on 31 July 2019 and so GSK’s reported results for H1 2020 included six months of results of the former Pfizer consumer healthcare business from 1 January 2020.

The Group has presented in this Results Announcement pro-forma growth rates at CER in H1 2020 for sales excluding brands divested/under review for Consumer Healthcare and sales for certain categories of consumer healthcare products taking account of this transaction. Pro-forma growth rates for the half year are calculated comparing reported results for H1 2020, calculated applying the exchange rates used in the comparative period, with the results for H1 2019 adjusted to include the equivalent six months of results of the former Pfizer consumer healthcare business during H1 2019, as consolidated (in US$) and included in Pfizer’s US GAAP results.

2 year Compound Annual Growth Rate
CAGR is defined as the compound annual growth rate and shows the annualised average rate of pro-forma revenue growth between two given years, assuming growth takes place at an exponentially compounded rate. For Consumer Healthcare, the 2 year revenue CAGR has been shared showing the annualised average rate of pro-forma revenue growth between 2019 and 2021.

COVID-19 solutions
COVID-19 solutions include the sales of pandemic adjuvant and other COVID-19 solutions including vaccine manufacturing and sotrovimab and the associated costs but does not include reinvestment in R&D. This categorisation is used by management and we believe is helpful to investors through providing clarity on the results of the Group by showing the contribution to growth from COVID-19 solutions.

Brand names and partner acknowledgements Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Outlook, assumptions and cautionary statements

2021 guidance
Our guidance range for 2021 is a decline of mid to high-single digit percent adjusted EPS at CER and excludes any contribution from COVID-19 related solutions.

2021-2026 sales and adjusted operating profit growth outlooks, 2026 cash generated from operations outlook, 2031 sales ambition and 2021-2023 dividend expectations
In June 2021, GSK announced that it expected New GSK to deliver sales growth and adjusted operating profit growth of more than 5% and more than 10%, respectively, CAGR at constant exchange rates over the five year period 2021-2026 (with 2021 as the base year). These financial outlooks exclude any contribution from COVID-19 related revenues. New GSK expects to improve adjusted operating margin from the mid-20s% in 2021 to over 30% by 2026 and cash generated from operations is expected to exceed £10 billion by 2026. By 2031, New GSK aims to deliver sales of more than £33 billion (at constant exchange rates).

Assumptions related to 2021 guidance, 2021-2026 outlooks, 2031 sales ambition and 2021-2023 dividend expectations
In outlining the guidance for 2021 and future five-year 2021-26 outlook, 2031 ambition and dividend expectations, the Group has made certain assumptions about the healthcare sector (including regarding possible governmental, legislative and regulatory reform), the different markets and competitive landscape in which it operates and the delivery of revenues and financial benefits from its current portfolio, its development pipeline of drugs and vaccines, its restructuring programmes and its plans for the separation of Consumer Healthcare.

2021 guidance
The Group has made planning assumptions for 2021 that healthcare systems and consumer trends will approach normality in the second half of the year, and we expect turnover to be flat to low single digit growth for the Pharmaceuticals and Vaccines businesses and low to mid-single digit growth for Consumer Healthcare excluding brands divested/under review. These planning assumptions as well as earnings guidance and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made), no share repurchases by the Company, and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the healthcare environment. The 2021 guidance factors in all divestments and product exits announced to date, including product divestments planned in connection with the formation of the Consumer Healthcare Joint Venture with Pfizer, and the non-core divestments planned to fund the cash costs of the Separation Preparation restructuring programme.

The Group’s guidance assumes successful delivery of the Group’s integration and restructuring plans. It also assumes that the integration and investment programmes following the creation of the Consumer Healthcare Joint Venture with Pfizer are delivered successfully. Material costs for investment in new product launches and R&D have been factored into the expectations given. Given the potential development options in the Group’s pipeline, the outlook may be affected by additional data-driven R&D investment decisions. The guidance is given on a constant currency basis.

New GSK’s revenue, operating profit, operating margin and cash flow outlooks, revenue ambition and dividend expectations
GSK expects and assumes the next several years to be challenging for the healthcare industry with continued uncertainty related to the impact of the COVID-19 pandemic on adult vaccinations and continued pressure on pricing of pharmaceuticals. GSK also expects volume demand for its products to increase, particularly for Shingrix in the US, as healthcare systems are expected to return to normal following disruption from governments’ prioritisation of COVID-19 vaccination programmes and ongoing measures to contain the pandemic, and for Shingrix in China.

The assumptions for New GSK’s revenue, operating profit, operating margin and cash flow outlooks, revenue ambition and dividend expectations assume successful delivery of the ongoing and planned integration and restructuring plans and the planned demerger of Consumer Healthcare; the delivery of revenues and financial benefits from its current and development pipeline portfolio of drugs and vaccines (which have been assessed for this purpose on a risk-adjusted basis, as described further below); regulatory approvals of the pipeline portfolio of drugs and vaccines that underlie these expectations (which have also been assessed for this purpose on a risk-adjusted basis, as described further below); no material interruptions to supply of the Group’s products; no material mergers, acquisitions or disposals or other material business development transactions; no material litigation or investigation costs for the company (save for those that are already recognised or for which provisions have been made); no share repurchases by the company; and no change in the shareholdings in ViiV Healthcare. GSK assumes no premature loss of exclusivity for key products over the period.

The assumptions for New GSK’s revenue, operating profit, operating margin and cash flow outlooks, revenue ambition and dividend expectations also factor in all divestments and product exits announced to date as well as material costs for investment in new product launches and R&D. Pipeline risk-adjusted sales are based on the latest internal estimate of the probability of technical and regulatory success for each asset in development.

Notwithstanding these outlooks and expectations, there is still uncertainty as to whether our assumptions, targets, outlooks expectations and ambitions will be achieved, including based on the other assumptions outlined above.

All outlook and ambition statements are given on a constant currency basis and use 2021 forecast exchange rates as a base, assuming a continuation of Q1 2021 closing rates (£1/$1.38, £1/€1.17, £1/Yen 152). 2021-2026 outlook refers to the 5 years to 2026 with 2021 as the base year.

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the guidance, outlooks, ambitions and expectations described in this report are achievable based on those assumptions. However, given the forward-looking nature of these guidance, outlooks, ambitions and expectations, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, the impact of outbreaks, epidemics or pandemics, such as the COVID-19 pandemic and ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world, changes in legislation, regulation, government actions or intellectual property protection, product development and approvals, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’, ‘aim’, ‘ambition’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2020 and any impacts of the COVID-19 pandemic. Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Directors’ responsibility statement

The Board of Directors approved this Half-yearly Financial Report on 28 July 2021.

The Directors confirm that to the best of their knowledge the unaudited condensed financial information has been prepared in accordance with IAS 34 as contained in UK-adopted International Financial Reporting Standards (IFRS) and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

After making enquiries, the Directors considered it appropriate to adopt the going concern basis in preparing this Half-yearly Financial Report.

The Directors of GlaxoSmithKline plc are as follows:

Sir Jonathan Symonds	Non-Executive Chairman, Nominations & Corporate Governance Committee Chair
Dame Emma Walmsley	Chief Executive Officer (Executive Director)
Iain Mackay	Chief Financial Officer (Executive Director)
Dr Hal Barron	Chief Scientific Officer and President, R&D (Executive Director)
Vindi Banga	Senior Independent Non-Executive Director
Charles Bancroft	Independent Non-Executive Director, Audit & Risk Committee Chair
Dr Anne Beal	Independent Non-Executive Director
Dr Vivienne Cox	Independent Non-Executive Director, Workforce Engagement Director
Lynn Elsenhans	Independent Non-Executive Director, Corporate Responsibility Committee Chair
Dr Laurie Glimcher	Independent Non-Executive Director
Dr Jesse Goodman	Independent Non-Executive Director, Science Committee Chair
Urs Rohner	Independent Non-Executive Director, Remuneration Committee Chair

By order of the Board
Emma Walmsley Chief Executive Officer 28 July 2021	Iain Mackay Chief Financial Officer

Independent review report to GlaxoSmithKline plc

We have been engaged by GlaxoSmithKline plc (“the Company”) to review the condensed financial information in the Results Announcement of the Company for the three and six months ended 30 June 2021.

What we have reviewed
The condensed financial information comprises:
●	the income statements and statements of comprehensive income for the three and six month periods ended 30 June 2021 on pages 46 to 48;
●	the balance sheet as at 30 June 2021 on page 53;
●	the statement of changes in equity for the six month period then ended on page 54;
●	the cash flow statement for the six month period then ended on page 55; and
●	the accounting policies and basis of preparation and the explanatory notes to the condensed financial statements on pages 49 to 52 and 56 to 64.

We have read the other information contained in the Results Announcement, including the non-IFRS measures contained on pages 49 to 52 and 56 to 64, and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council. Our work has been undertaken so that we might state to the Company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities
The Results Announcement of the Company, including the condensed financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Results Announcement of the Company in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1, the annual financial statements of the Company are prepared in accordance with United Kingdom adopted International Financial Reporting Standards. The condensed financial statements included in this Results Announcement have been prepared in accordance with United Kingdom adopted International Accounting Standard 34, “Interim Financial Reporting”.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed financial statements in the Results Announcement based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed financial statements in the Results Announcement for the three and six months ended 30 June 2021 are not prepared, in all material respects, in accordance with United Kingdom adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Deloitte LLP
Statutory Auditor
London, United Kingdom
28 July 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: July 28, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc